UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

                  REGISTRATION UNDER THE SECURITIES ACT OF 1933

                      Transnational Financial Network, Inc
-------------------------------------------------------------------------------
                 (name of small business issuer in its charter)

        California                    6162                       94-2964195
---------------------------    ------------------------    --------------------
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

           401 Taraval Street, San Francisco, CA 94116 (415) 242-7800
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          (Address and telephone number of principal executive offices)

   Joseph Kristul, 401 Taraval Street, San Francisco, CA 94116 (415) 242-7800
-------------------------------------------------------------------------------
           (Name, address and telephone number of agent for service)

                        Copies of all communications to:
                            Robert A. Forrester, Esq.
                             1215 Executive Dr. West
                                    Suite 102
                              Richardson, TX 75081
                                 (972) 437-9898
                                 (972) 480-8406

Approximate date of proposed sale to public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /__/

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement fort the same offering. /__/

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /__/

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. /__/



                         CALCULATION OF REGISTRATION FEE
----------------------- --------------------- -------------------- --------------------- --------------------
    Title of each           Amount to be       Proposed maximum      Proposed maximum         Amount of
 Class of securities       Registered(1)           offering         aggregate offering    registration fee
   To be registered                             Price per unit           price(2)
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------
     Common Stock            2,403,750             $ 0.70(2)           $ 1,682,625              $518
----------------------- --------------------- -------------------- --------------------- --------------------
----------------------- --------------------- -------------------- --------------------- --------------------

----------------------- --------------------- -------------------- --------------------- --------------------

(1) The amount of securities being registered represents the maximum amount of securities which are expected to be offered for resale by selling stockholders.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based on $0.70 per share, the closing price of the Common Stock on the American Stock Exchange on August 9, 2002.

The Registrant hereby amends this registration statement on such date of dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall be come effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                   SUBJECT TO COMPLETION DATED AUGUST __, 2002

                                   PROSPECTUS


                      TRANSNATIONAL FINANCIAL NETWORK, INC.

                        2,403,750 SHARES OF COMMON STOCK

      Eight holders of shares of Common Stock of Transnational Financial Network, Inc. (the "Company") named under "Selling Stockholders" on page 24 are offering and selling a maximum of 2,403,750 shares of Company Common Stock pursuant to this Prospectus. These shares were acquired in private purchases during August, September and November 2001 and in March 2002.

      The selling stockholders will determine when they will sell their shares and will sell their shares at current market prices or at negotiated prices at the time of the sale. The Company will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares. The selling stockholders and the broker/dealers that they utilize may be deemed to be "underwriters" within the meaning of the securities laws and any commissions received and any profits realized on the sale of their shares of Common Stock may be considered to be underwriting compensation.

      The Company will not receive any of the proceeds of sales by the selling stockholders. Securities laws and Securities and Exchange Commission regulations may require the selling shareholders to deliver this Prospectus to purchasers when they resell their shares of Common Stock.

      Shares of Company Common Stock are traded on the American Stock Exchange under the symbol "TFN." On August9, 2002, the last sale price of Company Common Stock as reported the American Stock Exchange was $0.70 per share.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

          INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                 The date of this Prospectus is August __, 2002

                                TABLE OF CONTENTS

Forward Looking Statements                                           2

Prospectus Summary
     The Offering                                                    3
     The Company                                                     3
     Summary financial Information                                   4

Risk Factors                                                         5

Use of Proceeds                                                      8

Dividend Policy                                                      8

Price Range of the Company's Common Stock                            8

Management's Discussion and Analysis of financial condition and
    Results of Operations                                            8

Business                                                             14

Management                                                           19

Principal Shareholders                                               22

Certain Relationships and Related Transactions                       23

Description of Capital Stock                                         23

Selling Stockholders                                                 24

Plan of Distribution                                                 24

Legal Matters                                                        25

Experts                                                              25

Financial Statements and Report of Independent
     Certified Public Accountants                                    26





                           Forward Looking Statements

      Statements contained in or incorporated by reference into this Prospectus which are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties that may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements. Factors that may impact forward looking statements include, but are not limited to, the following: (i) the effects of competition from other companies engaged in mortgage lending; (ii) the general state of the economy, particularly in California and Arizona; (iii) the level of interest rates; (iv) the profitability of the Company; and (v) the effects of changes in governmental policies and regulatory actions.

                               PROSPECTUS SUMMARY

      Prospective investors should note that this Prospectus contains certain "forward-looking statements, including without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "should," "seeks to," and similar words. Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including but not limited to, the risk factors set forth in this Prospectus. The accompanying information contained in this Prospectus identifies certain important factors that could cause such differences. See "Risk Factors."


                                  The Offering


      The Selling Stockholders are offering 2,403,750 shares of Common Stock.


                                   The Company

      We are a wholesale and retail mortgage banker that originates, funds and sells mortgage loans secured by one to four family residential properties. We conduct business principally in the San Francisco Bay Area, Southern California, and Arizona. We sell all of our mortgage loans in the secondary market as well as the servicing rights associated with those mortgage loans.

      Since 1985, when we incorporated, we have been engaged in retail mortgage banking and originating mortgage loans. Until we started our wholesale division in 1995, we sold all mortgage loans prior to funding. With our wholesale division, we now close and fund a significant number of the mortgage loans we originate and fund mortgage loans originated by others. Our total mortgage loan production for 2001 was $1,358 million, an increase of about 46% from 2000's mortgage loan production volume of $927 million. In 1995, the year we began our wholesale division, our mortgage loan production volume was $92 million. In 2000 and 2001 our wholesale mortgage loan originations were about two-thirds and 58 %, respectively of our total mortgage loan production volume compared to about 80% in 1999, a consequence of us purchasing a retail mortgage banking company in July 1999.

      Our marketing strategy is to provide mortgage banking services to qualified borrowers at favorable rates on large loans. The average principal balance of the mortgage loans we originated in 2001 and 2000 was $264,000 and $237,000, respectively. We generate revenues through the gain on sale of mortgage loans and servicing rights when we sell mortgage loans to investors, interest generated on mortgage loans held or warehoused from the time we fund the mortgage loan until it is sold, and, in the case of retail brokerage operations, origination fees.

      We are licensed as a mortgage broker by the States of California and Arizona as well as 24 other states. We are an approved seller for Federal National Mortgage Association ("FNMA" or "Fannie Mae") and Federal Home Loan Mortgage Corporation ("FHMLC" or "Freddie Mac") and are licensed by the Department of Housing and Urban Development or HUD We are qualified to originate mortgage loans insured by FHA or guaranteed by the VA. In addition, the company routinely sells the loans it funds to any of sixteen different private investor conduits under various correspondent lender agreements.

      Since 1997 we have engaged in hedging activities to control risk related to interest rate change between the time a mortgage loan is funded and sold. We do not plan, at the present time, to securitize mortgage loans or engage in servicing the mortgage loans nor do we plan to expand operations out of the areas in which we presently conduct our business.

      We have a consulting agreement to provide brokerage and consulting services to a real estate developer in Spain.

      We maintain offices in San Francisco, Campbell and Tustin, California, and Phoenix Arizona. Our executive offices are at 401 Taraval Street, San Francisco, CA 94116 and our telephone number at that office is (415) 242-7800.

                          Summary Financial Information

      The following selected balance sheet and income statement data has been derived from the audited statements of the Company as of and for the years ended December 31, 2001 and 2000 and the unaudited interim financial statements as of and for the three months ended March 31, 2002 and 2001. This summary financial data should be read in conjunction with and are qualified by reference to the financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                     Year Ended December 31,         Three Months Ended March 31
                                                   2001                2000             2002            2001
                                               -------------      --------------    -------------  -------------
Operating Data:                                                                                      (restated)
REVENUE:
    Net gain from sale of mortgage loans       $   4,757,591      $    2,783,037    $     827,772  $   1,330,891
    Production income                             10,069,198           6,218,800        2,510,360      2,312,554
    Loan interest income                           3,245,956           2,051,712          508,952      1,203,596
    Other loan income                                 21,708             294,394           18,481         32,071
                                                ------------       -------------     ------------   ------------
       TOTAL REVENUE                              18,094,453          11,347,943        3,865,566      4,879,112

DIRECT EXPENSES:
    Commissions                                   (5,920,662)         (3,514,543)      (1,441,126)    (1,298,127)
    Production expense                            (1,712,808)         (1,257,203)        (345,298)      (541,066)
    Loan interest expense                         (4,166,270)         (2,369,073)        (529,698)    (1,709,982)
                                                ------------       -------------     ------------   ------------
    TOTAL DIRECT EXPENSES                      $ (11,799,740)     $   (7,140,819)   $  (2,316,122) $  (3,549,175)
                                                ------------       -------------     ------------   ------------

GROSS PROFIT                                       6,294,713           4,207,124        1,549,444      1,329,937
                                                ------------       -------------     ------------   ------------

INDIRECT EXPENSES:
    Salaries and benefits                         (5,039,307)         (3,999,307)      (1,161,986)    (1,468,071)
    General and administrative                    (2,308,356)         (2,042,885)        (404,217)      (511,978)
    Occupancy                                       (691,970)           (691,072)        (175,106)      (186,320)
    Depreciation and amortization                   (582,978)           (593,468)         (26,341)       (48,725)
                                                ------------       -------------     ------------   ------------
       TOTAL INDIRECT EXPENSE                  $  (8,622,611)     $   (7,326,732)   $  (1,767,649) $  (2,215,094)
                                                ------------       -------------     ------------   ------------

OPERATING INCOME (LOSS)                           (2,327,898)         (3,119,608)        (218,205)      (885,157)

NON-OPERATING INCOME (EXPENSE):
    Other/subordinated debt interest (expense)      (320,565)            (32,245)         (82,656)       (74,593)
    Other income (expense)                           130,186              -               (29,976)       (56,592)
                                                ------------       -------------     ------------   ------------
       TOTAL NON-OPERATING EXPENSE             $    (190,379)     $      (32,245)   $    (112,632) $    (131,185)
                                                ------------       -------------     ------------   ------------

LOSS BEFORE INCOME TAXES and cumulative
    Effect of change in accounting principle      (2,518,277)         (3,151,853)        (330,837)    (1,016,342)

INCOME TAX BENEFIT                                    -                  219,190            -              -
                                                ------------       -------------     ------------   ------------

NET LOSS before cumulative effect of
    in accounting principle                       (2,518,277)         (2,932,663)        (330,837)    (1,016,342)
    Cumulative effect of change in
       accounting principle                          314,000              -                 -            314,000
                                               -------------      --------------    -------------  -------------

NET LOSS                                       $  (2,204,277)    $    (2,932,663)   $    (330,837) $    (702,342)
                                                ============      ==============      ===========   ============

Per Share Data:
Net loss per share                             $     (0.51)       $      (0.69)     $      (0.06)          $    (0.16)
                                                ============       =============     ==============         =========
Operating Data (in thousands):
Production volume - Wholesale                  $     784,436      $      611,581    $     115,920  $     248,708
Production volume - Retail                           591,666             315,906          171,626        108,663
                                                ------------       -------------     ------------   ------------
       Total production volume                 $   1,376,102      $      927,487    $     287,546  $     357,371
                                                ============       =============     ============   ============

Balance Sheet Data:
                                               December 31,        December 31,       March 31,
                                                   2001                2000             2002
                                               -------------      --------------    -------------
Cash and equivalents (includes
  restricted cash                              $   1,092,793      $      892,938    $   4,187,049
Mortgage loans held for sale                      17,592,497          20,307,222       10,393,177
Total assets                                      23,880,633          26,892,139       19,159,494
Warehouse lines of credit                         16,294,450          19,645,445       10,316,712
Subordinated debt                                  2,007,000             712,000        2,007,000
Shareholders equity                                4,500,338           5,753,883        6,085,729

                                  RISK FACTORS

      You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. When determining whether to buy our common stock, you should also refer to other information in this prospectus, including the financial statements and the related notes.

The substantial losses incurred in the last two fiscal years have reduced our equity and increased our borrowing costs.

      We sustained losses of $2,204,277 and $2,932,663 in fiscal 2001 and fiscal 2000, respectively. These losses have substantially reduced our equity level which has created the need for the Company to seek additional capital in the form of common and preferred stock private placements as well as expensive subordinate debt financing. The reduction in our equity has also impacted the terms under which warehouse lenders will extend credit to the Company to fund its lending activity. Specifically, the rates charged for these borrowings have increased while the amount lent as a percentage of collateral has decreased.

We depend on interim financing to fund mortgages and unfavorable terms have an adverse impact on our results.

     We fund mortgage loans we purchase or originate through borrowings that are collateralized by loan purchase agreements and repaid when we sell the mortgage loan to a third party. We also finance mortgage loans by selling them to third parties with the right to sell them to other third parties. Any failure by us to have funding agreements in place would have a materially adverse effect on our business, and the failure to obtain funding agreements with more favorable terms and conditions and interest rates will continue to have a material adverse effect upon our operations and profitability.

The terms of various interim financing agreements materially affect our business.

      We depend on a few lenders and other types of financial institutions to provide credit facilities or other financing agreements that enable us to originate and purchase mortgage loans. If these agreements have onerous terms, if there is any substantial reduction in the size of the amount available for funding under the agreements, if the interest rates increase substantially or if we are unable to renew or obtain similar financing arrangements, our results of operations and financial condition could be seriously harmed. Our ability to originate and fund mortgage loans depends on our ability to fund mortgage loans on an interim basis prior to the mortgage loans being purchased by a third party.

We depend on programs that purchase or guarantee loans without which we could not sell our loans.

      Institutional investors, which purchase all of the mortgage loans we originate, generate funds by selling mortgage-backed securities and depend on the continuation of programs administered by Freddie Mac, the Federal National Mortgage Association or Fannie Mae and Ginnie Mae. Although we do not know of any proposed action, the discontinuation or reduction of these programs could alter the context in which we operate, and we may not be able to function effectively in an altered environment. In addition, the mortgage loan products eligible for Freddie Mac, Fannie Mae or Ginnie Mae may be changed by the sponsor and affect the costs of administering or originating mortgage loans sponsored by these entities.

Competition is intense from larger, better capitalized and more sophisticated lenders, which limits our ability to increase or maintain business levels and profit margins.

      We face strong competition in originating and purchasing mortgage loans. The types of loans which we offer are also available from commercial and savings banks, mortgage companies and, to a lesser degree, credit unions and insurance companies. Many of these institutions have significantly more capital, broader market penetration, more sophisticated technology, lower borrowing costs, higher economies of scale and can attract and retain more experienced personnel. This increased competition limits our ability to increase or maintain the volume of mortgage loans originated and purchased by us, as well as our profit margins in the form of the rates we are able to charge.

We may have to repurchase mortgage loans previously sold in certain circumstances.

      We make a variety of representations and warranties to purchasers and insurers of mortgage loan and related mortgage servicing rights about the mortgage loan or the borrower complying with the law, regulations and program standards. We generally receive similar representations and warranties from brokers that sell us mortgage loans. In the event of a breach of these representations and warranties, we may be required to repurchase these mortgage loans and may be liable for certain damages or both. These repurchases diminish our liquidity and increase the costs to administer our business, adversely affecting our acquisition or funding profitable mortgage loans and decreasing our profits.

Changing and volatile interest rates affect many aspects of our business, including losses from interest rate risk.

      The volume of mortgage loans we originate increases as interest rates decline and volume decrease as interest rates rise. In addition to reflecting overall borrowing levels, when interest rates decline homeowners refinance mortgage loans causing the volume of mortgage loans to accelerate further. This volatility often introduces inefficiencies because of the need to hire additional personnel or, when mortgage loan volumes decline, the need to reduce in a timely manner staffing levels.

      Declines in interest rates throughout 2001 increased demand for mortgage loans and placed pressure on our ability to fund mortgage loans because of our reduced warehousing capacity. Should interest rates increase and the volume of mortgage loans decrease, we may be unable to reach profitability, and so our historical operating losses could continue or worsen.

      When we purchase or originate a mortgage loan, we usually have a commitment to sell the mortgage loan to a third party thereby locking in our profit margin. However, there are occasions when we fund a mortgage loan but do not have a commitment for that mortgage loan's purchase. In these cases, a movement in interest rates between the date we fund the loan and the date we commit the loan for sale exposes the Company to interest rate risk. In times of volatile interest rates, this rate risk can cause our margins to decline to the point of going negative in extreme cases.

      Changing interest rates also affect the difference between the amount we pay for interest when we fund a mortgage and the amount we receive for payment on the mortgage loan. The amount we receive is fixed during this time but the amount we pay may vary.

      To manage the risk of interest rate fluctuations between the time the mortgage loan is funded and sold, we enter into forward delivery commitments for the sale of whole mortgage loans. Although these forward delivery commitments are designed to reduce or eliminate risks related to interest rate fluctuations, there can be no assurance that we will be successful or that we will not incur significant losses from interest rate fluctuations. The Company has not designated any of these forward delivery commitments as hedging activity within the definition of SFAS No. 133.

      Accordingly, interest rates affect many aspects of our business and profitability. The failure to manage or prepare for the consequences of interest rate changes, particularly when interest rates are volatile, could have a material adverse effect on our business, our operations and our ability to reduce losses and generate a profit.

The price for which we sell mortgage loan servicing rights varies and can negatively effect our ability to sell loans at a gain.

      The price we receive upon the sale of mortgage loan servicing rights depend upon a number of factors, including the general supply of and demand for mortgage servicing rights, as well as prepayments and delinquency rates on the portfolios of mortgages servicing rights we sell. Interest rate changes can also affect the profitability of the sale of mortgage loan servicing rights. Because of the increased likelihood of prepayments in periods of declining interest rates, sales of mortgage loan servicing rights related to high interest rates mortgage loans may be sold for less than in times of stable or increasing interest rates which could adversely affect our results of operations and financial condition.

The mortgage industry is subject to regulations issued by various federal, state and local authorities. Failure to comply with these regulations, or changes in the regulatory environment could negatively effect the Company's operations.

      Federal, state and local authorities regulate and examine the origination, processing, underwriting and servicing of mortgage loans. We are an approved seller/servicer of mortgage loans for Fannie Mae and Freddie Mac, an approved mortgage lender by HUD, and are qualified to originate mortgage loans insured by FHA and VA. If we fail to comply with HUD, FHLMC or FNMA regulations, we could be prevented from reselling our mortgage loans or prevented from servicing our mortgage loans should we choose to do so. Such failure could also result in those to which we have sold mortgage loans to seek indemnification or to require that we repurchase the mortgage loans, trigger certain rights for rescission of mortgage loans. These failures could also cause the filing class action lawsuits or administrative enforcement actions. Any one of these actions by investors, clients or governmental agencies could have a material adverse effect on our results of operations and financial condition.

      Federal, state and local governmental authorities also regulate our activities as a lender. The Truth in Lending Act and its related Regulation contains requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of mortgage loans and credit transactions. The Equal Credit Opportunity Act prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or martial status, among other restrictions and requirements. In instances where the applicant is denied credit, or the rate or charge for a mortgage loan increases as a result of information obtained from a consumer credit agency, the Fair Credit Reporting Act of 1970 requires the lender to supply the applicant with name and address of the reporting agency. The Real Estate Settlement Procedure Act and the Debt Collection Practice Act subject us to filing an annual report with HUD.

      There can be no assurance that we will maintain compliance with these requirements in the future without additional expense, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner which would make compliance more difficult and expensive for us.

We originate mortgage loans in a few markets and the economic health of these markets affects our business prospects.

      Almost all of our mortgage loans are originated in the San Francisco Bay Area, the Orange County area of Southern California and Phoenix, Arizona. We have no present intention to expand out of those areas. Our results of operations and financial condition will be significantly affected by the general trends in the economy of the San Francisco Bay Area, Southern California and Phoenix, Arizona.

There can be no assurance that our new business activities will make a positive contribution to our efforts to reduce operating losses.

     In addition to our mortgage lending activities, the Company entered into an agreement with La Luna Costa Blanca, S.L., a real estate development company located in Spain, to provide consulting services related to financing and mortgage brokering activity. One of the principals of its La Luna Costa Blanca, S.L., is the sister of Maria Kristul, our President. Under the terms of the Consulting Services Agreement, the Company is to receive $350,000 for services performed during 2002; however there has been no revenue recognized under this agreement and future collection under this agreement is not assured.

Our success depends on our founders, Joseph Kristul and Maria Kristul and other key employees.

      Our business is substantially dependent on the efforts of Joseph Kristul, our Chief Executive Officer, Maria Kristul, our President, and certain other key employees . Joseph Kristul and Maria Kristul are husband and wife and neither are bound by employment agreements. Although the loss of either of them could have a material adverse effect on our business the Company has obtained a key-man insurance policy in the face amount of $3,000,000 on the life of Mr. Kristul, there can be no assurance that amount would be sufficient to compensate use for the loss of Mr. Kristul's services. Likewise, the loss of other key employees, especially key loan officers and wholesale account representatives, could have a material negative impact the operations of the Company.

Affiliates of Joseph Kristul and Maria Kristul control us.

      Joseph and Maria Kristul have the power to vote our stock owned by The Kristul Family LLC, which owns 34.5% of our Common Stock. Together with the LLC, Joseph and Maria Kristul own 35.2% of the Common Stock of our stock and are in a position to elect or influence the election of our directors and officers, to control our policies and operations and to determine the outcome of corporate transactions or other matters submitted for shareholder approval, including mergers, consolidations or other matters submitted for shareholder approval.

We have provisions in our corporate charter that may inhibit a potential buyer from acquiring us.

      Our Restated Articles of Incorporation authorize the issuance of 2,000,000 shares of preferred stock without shareholder approval and subject to terms and conditions determined by the board of directors. This power may have the effect of deterring a non-negotiated attempt to acquire control of us. For example, a series of preferred stock could be issued in the future that could thwart a possible take-over and operate to the significant disadvantage of holders of Common Stock by including convertibility features which are lower than the market price for the Common Stock, thus diluting the value of existing shares of Common Stock.

We do not pay dividends on our Common Stock so you could loss the entire amount of your investment.

      We presently intend to retain all of our earnings for the stability and expansion of our business and do not anticipate the distribution of cash dividends in the foreseeable future. Any future decision of our directors to pay cash dividends will depend upon many factors, including our earnings, financial position and cash requirements. Therefore, you will not receive any funds without selling your shares. . We cannot assure you that you will receive a return on your investment when you sell your shares of the Company's common stock or that you will not lose the entire amount of your investment.

We will file our transition report on Form 10K-SB for the four months ended April 30, 2002 subsequent to the require filing date.

     We will file our financial statements as of and for the four months ended April 30, 2002 on transition report Form 10K-SB subsequent to the required filing date of such report. The delinquency of this filing results in restrictions being placed on the Company by the SEC and/or the American Stock Exchange, including the disallowance of the effectiveness of subsequent registration statement filings until such report is filed. The Company expects to file the transition report within the next month. Notwithstanding the filing of the report, the Company must continue to indicate its delinquent status in periodic reports for 12 months hereafter.

                                 USE OF PROCEEDS

      This Prospectus relates to shares being offered and sold for the accounts of the Selling Stockholders. The Company will not receive any of the proceeds from the sales of the Shares offered by the Selling Stockholders. All proceeds from the sales thereof are solely for the accounts of the Selling Stockholders. We will pay for certain expenses related to the registration of the Shares. See "Selling Stockholders" and "Plan of Distribution."

                                 DIVIDEND POLICY

      The Company does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The Company's Board of Directors currently plans to retain earnings for the development and expansion of the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on a number of factors including future earnings, capital requirements, financial conditions and such other factors as the Board of Directors may deem relevant.

                    PRICE RANGE OF THE COMPANY'S COMMON STOCK

      The Company's Common Stock is listed on the American Stock Exchange and is traded under the symbol TFN.

      The following table sets forth the high and low daily closing price, as reported by the American Stock Exchange, of the Company's Common Stock during 2001 and 2000 and for the first three months of 2002:

      2002                                    High                 Low

First quarter                                 2.44              1.70

      2001

First quarter                                 0.5625            1.03
Second quarter                                1.02              1.67
Third quarter                                 1.05              1.59
Fourth quarter                                2.75              1.05

      2000

First quarter                                 1.75              0.9375
Second quarter                                1.125             0.625
Third quarter                                 1.125             0.75
Fourth quarter                                0.875             0.4375

      The Company did not pay any dividends in 2000 or 2001.

      As of July 31, 2002, there were approximately 600 shareholders of record of the Company's Common Stock.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following should be read in connection with the Company's financial statements, related notes and other financial information included elsewhere herein.

General

      Transnational Financial Network, Inc. ("Transnational Financial Network, Inc." or the "Company") is a wholesale and retail mortgage banker which originates, funds and sells mortgage loans secured by one to four family residential properties principally in the San Francisco Bay area, Southern California, and Arizona. Since 1985, when the Company was incorporated, it has been engaged in the retail origination of mortgage loans, and currently maintains retail offices in San Francisco and Campbell, California, as well as net branch locations in Rancho Cucamonga and Victorville, California. In 1995, the Company started a wholesale division to close and fund loans originated by mortgage brokers as well as those originated through the Company's retail division. The Company maintains wholesale offices in San Francisco, Campbell, and Tustin, California as well as Phoenix, Arizona. The Company has recently commenced certain brokerage and consulting services to a real estate developer in Spain. The Company operates in one business segment - mortgage banking.

      The Company's loan production and results of operations are strongly affected by mortgage interest rates. Increasing mortgage rates raises the qualifying income required of a homebuyer and reduces housing affordability. It also causes mortgage refinance activity to decline because fewer homeowners can successfully obtain a mortgage at a lower interest rate than their original mortgage. Higher interest rates increase the cost of home ownership resulting in diminished demand for mortgage loans, whether the purpose of the mortgage loan was for the purchase of a home, refinancing of a home to obtain a lower rate or longer term, home improvement, debt consolidation, or obtaining cash. When rates are high, the mortgage loan financing that does occur usually takes the form of floating rate or roll over mortgages loans, that is, mortgage loans that have interest rates that frequently change and, consequently, lower interest rates than that charged on longer term fixed interest rate mortgage loans.

      To diminish the overall effects of a variable interest rate market, the Company has employed other measures to stabilize business. Some of these measures are the offering of a broader menu of products, delivering mortgages to the secondary market in volume packages, and expanding both the nature and scope of mortgage originations. Further changes were implemented operationally, such as the centralization of operations in two regional centers, for conventional and government programs.

      Throughout 1999 mortgage interest rates increased. In January 1999, 30-year mortgage interest rates were 6.74%, reaching 7.55% at the end of the second quarter and 7.91% at year-end. During the first quarter of 2000 the 30-year mortgage rate went up to 8.24%, then peaked at 8.54% in the middle of June. Rates dropped steadily over the remainder of the year, and as of December 31, 2000 the 30-year fixed rate average had dropped to approximately 7.13%. Rates continued to decline during the entire twelve months of 2001 reaching 6.875% in December. During the first quarter of 2002 rates increased slightly, but remain at historically low levels.

      As a consequence, the Company saw its volume of mortgage originations increase as interest rates dropped during the 4th quarter of 2000 and into the first quarter of 2001. During the second quarter the Company's mortgage originations were constrained due to reductions in available warehouse financing facilities.

      The following table sets forth the wholesale and retail production for the periods indicated (in thousands):

                              Mortgage Loan Volume
                                         For the Year Ended December 31, 2001
                ------------------------------------------------------------------------------------------
                  First Quarter    Second Quarter        Third Quarter   Fourth Quarter          TOTAL

Wholesale       $     248,708    $        187,462      $      152,973    $     195,293       $     784,436

Retail                108,663             136,115             144,927          201,961             591,666
                -------------    ----------------      --------------    -------------       -------------

TOTAL           $     357,371    $        323,577      $      297,900    $     397,254       $   1,376,102
                =============    ================      ==============    =============       =============



                              Mortgage Loan Volume
                                         For the Year Ended December 31, 2000
                ------------------------------------------------------------------------------------------
                First Quarter     Second Quarter        Third Quarter    Fourth Quarter          TOTAL

Wholesale       $     144,044    $        130,879      $      154,913    $     181,745       $     611,581

Retail                 77,406              82,928              67,974           87,598             315,906
                -------------    ----------------      --------------    -------------       -------------

TOTAL           $     221,450    $        213,807      $      222,887    $     269,343       $     927,487
                =============    ================      ==============    =============       =============



      During the first quarter of 2002, total production was $287.5 million with wholesale production $115.9 million and retail production at $171.6 million. The decline in wholesale production during the first quarter of 2002 was due to the loss of several key wholesale account executives in January 2002.

      Overall the Company's mortgage loan volume increased by $448.6 million or 48% for twelve months of 2001 as compared to the twelve months of 2000. Wholesale mortgage loan production for year of 2001 was $172.8 million or 28% greater than in year 2000. Retail loan production was $275.8 million or 87% more than in year 2000. For the first three months of 2002, when compared with the first three months of 2001, mortgage loan volume declined by $62.6 million or 18% with wholesale mortgage loan production declining by $125.9 million or 52% and retail loan production increasing by $63.3 million or 58%. The decline in wholesale mortgage loan production was principally due to several wholesale account executives leaving the Company in the early part of the quarter.

Three Months Ended March 31, 2002 Compared To Three Months Ended March 31, 2001

      The Company incurred a net loss of $(330,837) for the three months ended March 31, 2002 compared to a net loss of $(702,342) during the three months ended March 31, 2001, an improvement of $371,505. The Company's operating loss of $(218,205) for the first quarter of 2002 also compared favorably to the same quarter of 2001 in which the Company incurred an operating loss of $(885,157). The factors that contributed to the improvement in the operating loss included (a.) net interest expense, (b) margin of gain on loan sales, (c.) increased retail production and (d.) indirect operating costs.

      This improvement to the operating loss occurred despite a $62.5 million or 18.0% reduction in loan production volume during the three months ended March 31, 2002 when compared to the three months ended March 31, 2001. All of this reduction in loan production occurred in wholesale lending, down $125.9 million or 52.1%, and was partially offset by an increase in retail production of $63.3 million or 58.4%. The significant drop in wholesale loan production resulted from the loss of several key wholesale account executives, all of whom were recruited away by one of our competitors.

      Net interest income or expense represents the difference or spread between the interest income earned on loans held in the warehouse and the interest expense for the related warehouse borrowings. During the three months ended March 31, 2002, the warehouse borrowing costs, which are indexed to Prime and short term in nature, were much lower than during the comparable period in 2001. At the same time, the interest rates on loans held in the warehouse, which are long term in nature, were only slightly lower. The impact of the improved interest spread on warehouse borrowings lowered the net interest expense from $506,386 during the first three months of 2001 to an expense of only $20,746 for the same period in 2002.

      Gain on sale of mortgages is generated when the Company sells the wholesale loans it funds in the secondary market. During the summer of 2001 the Company began to change its product mix to add more loan programs that generate larger gains when sold in the secondary market. The gain on sale of loans decreased in absolute dollars, from $1,330,891 during the three months ended March 31, 2001 to $827,772 during the same period in 2002, a drop of $503,119 or 37.8%. However, the gain on sale of mortgages as a percentage of the wholesale loans sold improved by 33.4% from 53.5 basis points during the three months ended March 31, 2001 to 71.4 basis points during the same period in 2002.

      Net production income is generated from fees collected on loans originated by the Company, reduced by loan employee commissions and direct costs of producing these loans. Retail loan production generates a higher level of net production income than wholesale loan production. Therefore, the significant increase in Retail loan production described above was responsible for an increase of 52.9% or $250,575 to net loan production income, up from $473,361 during the three months ended March 31, 2001 to $723,936 during the same period in 2002.

      Indirect expenses declined 20% to $1,767,649 in the first quarter of 2002 from $2,215,094 in the first quarter of 2001 primarily due to a reduction in the level of staffing and a reduction in general and administrative expense.

      A non-recurring factor that contributed to the improved results in the first quarter of 2002 when compared to the first quarter of 2001 was caused by the adoption of a new Financial Accounting Standard and involves amortization of Goodwill. During the first three months of 2001 the Company recorded goodwill amortization in the amount of $100,720. The adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangibles" on January 1, 2002 resulted in elimination of the practice of amortizing goodwill during the comparable period of 2002. The adoption of SFAS No. 142 now requires periodic assessment of the value of goodwill and the recognition of any impairment to the goodwill when identified.

Year Ended December 30, 2001 Compared To Year Ended December 30, 2000

      The Company incurred a net loss of $2,204,277 for the year ended December 31, 2001 compared to a net loss of $2,932,663 for the year ended December 31, 2000, an improvement of $728,386 or approximately 25%. Overall, the smaller net loss for the year of 2001 versus 2000 reflected the positive impact on gross profit from loan originations and sales activity from a 48% or $448.6 million increase in loan volume, up from $927.5 million to $1.376 billion, which was partially offset by increases in interest expense and indirect operating expenses

      Net gain on sale of mortgage loans increased $1,974,554 or 70%. The increase in net gain on sale arose from higher wholesale loan production volumes, as well as higher profitability per loan due to better loan execution and better pricing. Total wholesale loans funded were $784.4 million, or 28% greater than the previous year.

      Production income increased by $3,850,398 or 62%. Production income increased due to an increase in retail and wholesale loan production volumes. Retail loan production was $591.7 million or 87% higher than last year.

      Loan interest income increased by $1,194,244 or 58%. Loan interest income increased due to an increase in retail and wholesale loan production.

      Other loan income was lower by $272,686 or 93% for the year. Other income reduced partly due to an increase in early pay-off penalties caused by the Fed lowering interest rates eleven times during 2001.

      Other income of $130,186 arose in 2001 due to: the write off of $36,321 of accrued interest income; contractual loan and forward delivery commitments income, which were carried as an off-balance sheet item in 2000 and included in the 2001 results of operations pursuant to the adoption of SFAS 133, at fair value of $166,507.

      In 2001 the Company incurred net interest expense of $1,240,879 compared to net interest expense for 2000 of $317,361. The increase in 2001 was due to: increased loan volumes and longer time taken between the date of loan fundings and the date the investor purchases those loans; the negative spread between the initial interest rates on mortgage loans funded and the interest rate changed on the Company's financing facilities has increased as the Company has used higher cost financing facilities since the fourth quarter of 2000.

      Total direct expense was $11,799,740 for 2001 compared to $7,140,819 for 2000. This 65% increase compared unfavorably to a 60% increase in total revenue due to higher cost of funding on our financing facilities. Total indirect expense was $8,622,611 for 2001 compared to $7,326,732 for 2000. This $1,295,879 or 18% increase compared favorably to a 48% increase in loan volumes over the same period due to stringent cost control and economies of scale.

      Subordinated debt interest expense of $320,565 was incurred in 2001and $32,245 was incurred in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      The Company incurred a pretax loss of $3.15 million for the year ended December 31, 2000, compared to a pretax loss of $2.93 million for the year ended December 31, 1999. Gross revenues decreased to $10.37 million in 2000 from $10.97 million in 1999, a decline of about 5.4%, while expenses for 2000 decreased by $372,869 or 2.7% over the same period last year. Expenses of the Arizona office established mid-1999 and those of LRS, Inc. that was acquired at the end of July 1999 accounted for higher expenses during the first three quarters of 2000 compared to the same period last year. Reductions of corporate expenses were only able to slightly offset the increased cost of these offices.

      The continuing high levels of interest rates during the first half of 2000 reduced the volume of mortgage loan production. Overall, the Company's mortgage loan volume decreased by $45.7 million, or 4.7% for the full year 2000 when compared to 1999. Wholesale mortgage loan production was $168.6 million or 21.6% less than in the same period in 1999. All of this decline occurred in the first six months of 2000 when interest rates were highest compared to rates in 1999. As a result of falling interest rates, the second half of 2000 reflected wholesale production $11.4 million greater than the comparable 1999 period. Retail loan production, on the other hand, was $122.9 million or 63.7% more compared to 1999. This increase in retail loan production was a result of both the large retail operations of LRS that were acquired on July 30, 1999 and increasing loan volumes during the second half of 2000.

      Net gain on sale of mortgage loans decreased by $1.48 million or 38% during 2000 compared to the same period last year. This was the combined effect of lower wholesale production and the narrower profit margin on loans sold during the first three quarters of 2000.

      Production income is derived from wholesale loan fees and retail loan origination fees. Production income went up by $1.23 million or 28% during 2000 compared to the same period last year because of increased retail loan production as previously described.

      Interest income is derived from borrowers' payments on mortgage loans prior to the loan being sold by the Company. Interest expense is incurred on drawdowns made by the Company on its warehouse line of credit at the time of funding the mortgage loans until the loans are sold. Interest expenses for the warehouse line in 2000 exceeded interest income received by the Company from loans funded but not yet sold. This resulted in net interest expense of $236,973 for 2000 in contrast to net interest income of $189,634 during 1999. This negative interest spread in 2000 was a function of an overall increase in the cost of the Company's financing facilities and funding of an increased number of adjustable rate mortgages during early 2000 some of which had initial rates as low as 2.95%, substantially lower than what the Company pays for its warehouse line.

      Through the 3rd quarter of 2000, salaries and benefits, general and administrative, and occupancy expenses were all higher compared to the same period in 1999. However, due to cost control programs that were initiated in the 2nd and 3rd quarter of 2000, these expenses ended up 2.1% lower for the full year 2000 than in 1999. The impact of these cost control programs is even greater than is readily apparent, since expense totals for 2000 include a full twelve months of expenses for the Arizona branch and LRS, while 1999 expense totals reflect expenses for these offices only starting mid-June 1999 in the case of Arizona branch and August 1, 1999 in the case of LRS.

Critical Accounting Policies

      The Company's critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Notes to the Financial Statements. These policies have been applied consistently in all material respects and address matters such as: revenue recognition, depreciation methods, loan inventory valuation, asset impairment recognition and stock based compensation and fair value of financial instruments. While the estimates and judgments associated with the application of these accounting policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances.

Liquidity And Capital Resources

      During fiscal 2001 the Company's cash position increased with the Company's cash and cash equivalents increasing by $199,855 to $1,092,793 as of December 31, 2001. Although the Company incurred a net loss of $1,621,299 (as adjusted for depreciation of $582,978) for the year of 2001, investing and financing activities generated $2,495,000 of cash. These activities consisted of the issuance of $1,295,000 of subordinated debt and $900,000 of common stock together with the disposal of an investment in Loan Link, LLC raised $300,000 of cash.

      The capital resources utilized by the Company to fund its mortgage lending activity is primarily provided by warehouse lenders that fund the mortgage loans through a Master Sale Agreement or traditional warehouse lines of credit. The size of the Company's warehouse facilities is based on the Company's net worth and cash resources. The Company's operating losses have eroded its net worth and cash position. As of March 31, 2002 the Company had two facilities for a maximum of $55 million. These facilities have various financial and operational covenants with which the Company must comply. One of the facilities required a deposit of $1 million be maintained in a collateral bank account. As of March 31, 2002 the Company was in compliance with all financial covenants contained in its various warehouse financing facilities. Joseph Kristul, CEO and Maria Kristul, President have each personally guaranteed the two facilities in place at March 31, 2002, as well as two new facilities that were obtained subsequent to March 31, 2002.

      During the first quarter of 2002, the Company sold common stock, net of issuance costs, in the amount of $1,900,000. As a result of this cash infusion, the Company's cash position during the first quarter of 2002 improved. The Company continues to actively seek additional capital through the sale of equity securities and issuance of subordinate debt.

      To expand its operations, the Company needs to obtain additional warehouse lines of credit or additional financing facilities. If the Company receives the additional equity funds it is seeking, management of the Company will attempt to renegotiate the interest rates it pays on existing financing facilities, and to obtain additional financing facilities. If successful, this would increase the Company's funding capacity while improving the current negative net interest margin that has been a significant contributor to operating losses in prior years. Failure to maintain the existing facilities would have a material adverse effect on the Company's operations and its financial performance. However, our relationship with our institutional lenders is adequate at the present time.

      Our overall funding strategy is to use committed facilities, summarized as of March 31, 2002:

                                           Committed       Outstanding
      Financial Institution                Facility          Balance             Type                Maturity

      Gateway                           $40,000,000      $16,007,100(1)   Master Sale Agreement      Annual

      Imperial Warehouse Finance          15,000,000        10,393,043     Revolving line            On Demand
                                        ------------      ------------

      TOTALS                            $55,000,000(2)    $26,400,143
                                        ===========       ===========

(1) The Company accounts for the loans underlying this facility as sold. See financial statements footnotes for additional discussion about this facility.

(2) Subsequent to March 31, 2002, the Company entered into a $5 million warehouse line of credit agreement with Provident Bank ("PCFS") and a $15 million Master Mortgage Purchase agreement with Twickenham Capital Corporation increasing the company's total committed facilities to $75 million.

      The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit in the form of loans and mandatory forward delivery commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The mandatory forward delivery commitments also involve the risk of nonperformance. The Company manages this risk by entering into these agreements with major, well-known financial institutions. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

      Financial instruments, whose contract amounts represent credit and risk at the indicated dates, are as follows:

                                                   March 31,                        December 31,
                                            --------------------       -------------------------------------
                                                     2002                     2001               2000
                                            --------------------       -----------------  ------------------

         Commitments to extend credit                $54,078,387             $31,970,576         $50,718,000
         Forward delivery commitments                  8,000,000              16,380,095           7,100,000

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments to extend credit are expected to expire without being drawn upon the total commitment amounts do not necessarily represent future cash requirements.

      To facilitate its business activities, the Company undertook the following activities in 2001:

         1. Expanded its product mix to include more profitable product types.

         2. Strengthened mortgage broker pricing policies and procedures to reduce price concessions and increase loan margins.

         3. Restructured funding and shipping procedures in order to reduce warehouse time, which is the period of time between a mortgage loan's closing and its final sale to investors.

         4. Began implementing new loan origination software to improve productivity.

         5. Continued to seek additional capital through the sale of equity and debt securities.

         6.       Actively sought new warehouse lines.

      During the three months ended March 31, 2002, the Company continued to refine its efforts with the above described activities. No guarantees can be made that the preceding activities will result in an elimination of historical operating losses and generation of sustained profitability and/or an improvement in the Company's cash position. During March 2002 the Company raised $1.9 million of cash, net of issuance costs, by issuing 1,503,750 new common shares.

                                    BUSINESS

      We are a wholesale and retail mortgage banker which originates, funds and sells mortgage loans secured by one to four family residential properties principally in the San Francisco Bay area, Southern California, and Arizona. Since 1985, when we were incorporated, we have been engaged in the retail origination of mortgage loans, and we currently maintain retail offices in San Francisco and Campbell, and net branch offices Rancho Cucamonga and Victorville, California. We opened the Victorville office in the first quarter 2002. In 1995, we began a wholesale division to close and fund loans originated by mortgage brokers. We maintain wholesale offices in San Francisco, Campbell, Tustin, California as well as Phoenix, Arizona. We operate in one business segment - mortgage banking.

      We fund our originations through warehouse lines of credit and a master sale agreement with a bank. Our originated mortgage loans together with the mortgage loan servicing rights are subsequently sold to investors in the secondary mortgage market. Our total mortgage loan production volume for 2001 was $1,376 million, an increase of 48% from our 2000 mortgage loan production volume of $927 million, which was a decrease of about 5% from our 1999 mortgage loan production volume of $973 million. In 2001 wholesale originations constituted approximately 58% of all originations with retail originations making up the remainder, while in 2000 wholesale originations constituted approximately 66% of all originations.

      We originate a variety of mortgage loan products. Conforming mortgage loans are those that qualify for inclusion in guarantee programs sponsored by the Federal National Mortgage Association (or FNMA) and the Federal Home Loan Mortgage Corporation (or FHLMC). In addition, the Department of Housing and Urban Development (or H.U.D) offers Government Insured loan programs through the Federal Housing Administration (or FHA) and Veterans Administration (or VA). Non-conforming mortgage loans are those that do not conform to FNMA, FHLMC, FHA & VA requirements. The principal deviation from such standards relates to the size of the mortgage loan although some do not conform because of lower documentation standards where there is a lower loan-to-value ratio. Those that exceed the FNMA/FHLMC guidelines (presently mortgage loans larger than $300,700 for California, for example) are called Jumbo loans and comprised approximately 65% of the mortgage loans we originated in 2001 and 69% in 2000. In times of declining interest rates, our predominant products are fixed rate mortgages for a term of 15 or 30 years. When interest rates are rising, adjustable rate mortgages make up a larger percentage of our mortgage loans. We originate some home equity financing through second mortgages and some lines of credit using the home as a security, but these products constitute a small portion of our business.

      Since inception, our marketing niche has been borrowers that have high credit ratings and require large mortgage loans with low loan to value ratios. As a consequence, the average loan size that we originated in 2001 was $264,000 compared to $237,000 in 2000. We generate revenues through gains on the sale of mortgage loans and servicing rights to investors, interest generated on mortgage loans held or warehoused from the time the mortgage loan is originated until the mortgage loan is sold and, in the case of retail operations, origination fees.

      We closed our initial public offering in June 1998. The purpose of this offering was to increase our capital because the total amount available in the Company's warehouse lines and other financing facilities to fund closing of mortgage loans pending resale is limited to a multiple of our capital. See "Business - Funding of Mortgage Loans". With the addition of two new warehouse funding facilities subsequent to March 31, 2002, we now have four such facilities in place with maximum funding availability of $75 million, which in the aggregate, the Company believes is adequate to support current business levels. However, failure to obtain additional warehouse lines or financing facilities will limit our ability to exceed current business levels, and failure to maintain existing facilities will have a material adverse effect on our operations and financial performance. See "Management's Discussion and Analysis or Plan of Operation" or "Liquidity and Capital Resources".

The Wholesale Origination Division

      In 2001 wholesale mortgage loans constituted 58% of our mortgage loan originations compared to 66% in 2000. Wholesale mortgage loan originations involve the purchase of loan applications from mortgage brokers for a purchase price less than what we receive when we sell the same mortgage loan to an investor. The mortgage loan is processed, closed and funded by us. To maintain competitive rates with specific profit margins, we price mortgage loans on a daily basis.

      Our wholesale lending division operates from its executive offices in San Francisco with offices in Campbell and Tustin, California as well as Phoenix, Arizona. During 2001, we originated mortgage loan volume through a network of approximately 500 independent mortgage brokers and other financial intermediaries who are all screened and approved by us. No single source of independent brokers accounted for more than 3% of our total wholesale mortgage originations.

      Mortgage brokers are qualified to participate in our wholesale program after the completion of an application process which includes us checking and verifying references, resumes, licenses and financial statements. New broker relationships are established through business development staff. Approved mortgage brokers are monitored by our wholesale account representatives and on a yearly basis the broker's financial statements are updated and re-verified.

      Our underwriters, all of whom have many years of experience, process and underwrite mortgage loans. Only those mortgage loan applications which meet our underwriting criteria are funded. During 2001 the average mortgage loan size originated by the wholesale division was approximately $255,000 and the average loan-to-value ratio was approximately 75%.

      Wholesale lending allows us to benefit from cost efficiencies derived from not having to take a mortgage loan application, which is a labor intensive function, thereby reducing mortgage loan processing time, while being able to centralize support functions and reduce fixed operating costs. Wholesale lending offers us economies of scale while building substantial loan volume.

The Retail Origination Division

      Our retail division was established in 1985 and currently employ approximately 20 commissioned loan officers, who are based in our Campbell, California office and our San Francisco, California office. While our retail division advertise weekly in San Francisco newspapers, most of our retail business is generated through customer referrals. As a result, nearly 80% of mortgage loan applications taken by the retail division are funded, either by our wholesale division or a third party wholesale lender.

      In 2001 approximately 10% of the mortgage loans originated by the retail division were funded by our wholesale division. The retail division completes and processes the mortgage loan applications and prepares and organizes necessary mortgage loan documents. The retail division underwrites these mortgage loans to conform to either agency guidelines or private investor guidelines. Mortgage loans acquired by the wholesale division are underwritten again by the wholesale division. During 2001 the average mortgage loan size originated by the retail division was approximately $348,200.

      Our retail division collects origination and closing fees from the borrower that add to the gross revenues generated by the wholesale division. However, these fees must be split with commissioned mortgage loan officers and cover the cost of processing the mortgage loan and assume the fixed operating costs of the retail office. The financial benefit to the Company of the retail division is both as a source of loans for the wholesale division and as a source of loan fees to improve profit margins.

      The following table shows mortgage loan production volume by division:

                                                          Twelve Months Ended December 31,
                                          ------------------------------------------------------------------------
                                               2001           2000            1999           1998          1997
                                                               (Dollars in Thousands)

      Retail Division
         Volume                              $591,666        $315,906       $192,981       $137,356        $77,768
         Percentage of Total Volume              43%            34%             20%            13%          16%

      Wholesale Division
   Volume                                    $784,436        $611,581       $780,247        $913,780      $387,312
Percentage of Total Volume                       58%            66%              80%            87%          84%

      Total Loan Production
         Volume                            $1,376,102        $927,487       $973,228     $1,051,136       $465,080
         Number of Loans                        5,218           3,907          3,780          4,053          1,822
         Average Loan Size                       $264            $237           $257           $259           $255

      Volume Growth                               48%           (5)%            (7)%          126%            78%


Loan Production Administration

      All mortgage loan applications must be underwritten and approved in accordance with our underwriting standards and criteria. Underwriting standards used for conforming loans are those promulgated by FNMA and FHLMC. Non-conforming (Jumbo) loans are underwritten subject to credit and appraisal standards established by specific investors. We analyze the borrower's credit standing, financial resources and repayment ability as well as the risk of the underlying collateral.

      All mortgage loans must have a property appraisal provided by an independent third party, fee-based appraiser. Nationally recognized credit reporting agencies provide complete reports of the borrower's credit history including bankruptcies and delinquencies.

      A given borrower may qualify for a mortgage loan through five mortgage loan documentation programs: full documentation, limited documentation, alternative documentation, no ratio loan documentation and no income/no asset verification. Under the full documentation program, the borrower's assets, income and employment are all verified by written or verbal confirmation. Under the limited documentation program, more emphasis is placed on the ability to pay and the property value. Under the alternative documentation program, income and assets are confirmed by reviewing supporting documentation. Under the no ratio loan documentation program, no income ratios are calculated. Under the no income/no asset program, the value of the loan collateral is as critical as the borrower's credit history. Each program places a heavy emphasis on credit scores and differing loan to value ratios.

      The Company's underwriting department consists of seven underwriters who maintain the consistent quality of mortgage loans expected by secondary market investors. The Company generally takes from three to six days to underwrite a mortgage loan from the initial date of the application. Upon completion of the underwriting process, the mortgage loan is closed by a title agency chosen by the borrower.

      We perform a pre-funding audit on all mortgage loans that includes a verification of certain mortgage loan documentation to determine the integrity of the data and a review for compliance with underwriting guidelines. Post-funding audits are performed to monitor and evaluate our origination policies and procedures. We sample ten percent of all mortgage loans closed and subject them to a full quality control review including re-underwriting the mortgage loan. Our management receives a monthly report on any deficiencies found in the randomly sampled mortgage loans and believes that its use of the IRS Verification of Income program increases significantly the quality of its originators.

Mortgage Loan Sales

      We originate and purchase all of our mortgage loans with the intent to sell the mortgage loans, without retaining any interest in them, and the related servicing rights into the secondary market. We sell the mortgage loans without recourse primarily to institutional investors, national banks and mortgage lenders. At any given time several investors will have contacted us and seek to purchase mortgage loans or enter into programs to purchase mortgage loans. As part of the sale, we provide representations and warranties that are customary to the industry and cover such things as compliance with program standards, laws and regulations as well as the accuracy of the information. In the event of a breach of these representations and warranties, we may be required to repurchase these mortgage loans and/or may be liable for certain damages. Normally, any repurchased mortgage loan can be corrected and resold back to the original investor. During the twelve months ended December 31, 2001 we were not required to repurchase any loans from investors and historically loan repurchases have not been material or significant.

      We hold the originated or purchased mortgage loan for sale from the time that the mortgage loan application is funded by us until the time the mortgage loan is sold to an investor. During that time, the interest rate on the mortgage loan might be higher or lower than the market rate at which price we can sell the mortgage loan to an investor. Therefore, a market gain or loss results on the sale of the mortgage loan. To protect against interest rate changes on mortgage loans that are in the warehouse (mortgage loans that have been funded, but not sold) and committed pipeline loans (loans which are not yet funded, but on which an interest rate has been set) we undertake certain activities to protect our mortgage position. We follow the practice of entering into forward delivery commitments for the sale of whole mortgage loans to mitigate our exposure to interest rate risk on substantially all funded and committed mortgage loans. These forward delivery commitments are either on a "best efforts" or "mandatory" basis. The best efforts commitments tend to be more expensive, but simply require that we make an effort to deliver a loan or group of loans at a specified interest rate and balance, with no cost or penalty other than the commitment fee if we fail to deliver. A mandatory commitment is generally less expensive to purchase, however it requires that we deliver loans as promised, and failure to do so results in the payment of a pair off fee which can be significant in the event of large changes in the interest rate environment. The Company has not designated its practice of entering into forward delivery commitments as hedging activity within the definition of SFAS No. 133.

Funding of Mortgage Loans

      We need substantial cash flow to facilitate the funding and closing of the originated and purchased loans. These funds are provided on a short-term basis by financial institutions that specialize in purchasing loans or providing lines of credit (collectively known as financing facilities). We submit the mortgage loan to the financial institutions for funding, along with the investor commitment, if any, to fund the loan.

      On November 6, 2000 Gateway Bank approved a $10 Million master sale agreement. That facility was increased to $30 million by the year ended December 31, 2001. At Gateway's sole discretion this facility can be increased by $10 million from time-to-time. This facility expires December 31, 2002.

      During January 2001 the Company further expanded its financing facilities to include Imperial Warehouse Finance with a line of $15 million at a cost of Prime with no expiration date, but cancelable at any time upon written notice by either party. At December 31, 2001, Prime Rate was 4.75%.

     Subsequent to the end of the first quarter of 2002, the Company obtained two additional financing facilities. The first facility was a $5 million warehouse line of credit with Provident Bank and the second was a $15 million master sale agreement with Twickenham Capital Corporation, increasing the total capacity of all our financing facilities to $75 million. The Twickenham facility is effective until cancelled by either party with 30 days written notice. The facility carries a rate of 275 basis points plus the greater of LIBOR or Federal Funds.

      All of these financing facilities provide for either the temporary funding of mortgage loans pending the mortgage loan's ultimate resale to mortgage investors or a sale to an interim investor concurrently upon funding the loan. In the aggregate, management believes that these financing facilities are adequate to permit the Company to sell and/or finance mortgage loans thereunder pending resale to the Company's investors. Failure to maintain these facilities would have a material adverse effect on the Company's operations and financial performance. Joseph Kristul, CEO and Maria Kristul, President have each guaranteed all four of the Company's financing facilities. These financing facilities have various financial and operational covenants with which we must comply.

      Also refer to "Liquidity and Capital Resources" section for further information.

Competition

      We face strong competition in originating, purchasing and selling mortgage loans and the related mortgage servicing rights. Our competition is principally from savings and loan associations, other mortgage companies, mortgage brokers, commercial banks and, to a lesser degree, credit unions and insurance companies, depending upon the type of mortgage loan product offered. Many of these institutions have greater financial and other resources than we have and maintain a significant number of branch offices in the area in which the we conduct operations. Increased competition for mortgage loans from other lenders may result in a decrease in the volume of mortgage loans originated and purchased by us. If we are unable to compete effectively, our business, results of operations and financial condition could be materially and adversely affected.

      We depend primarily on mortgage brokers who are not obligated by contract to originate or deliver new mortgage loans to us. Mortgage brokers compete on the basis of customer service, range of loan products offered and pricing. Although we emphasize pricing to brokers, we strive to offer brokers a variety of competitive products and efficient mortgage loan processing and closing.

Legislation and Regulation

      Federal, state and local authorities regulate and examine the origination, processing, underwriting, selling and servicing of mortgage loans. We are an approved seller/servicer of mortgage loans for FNMA and in November 1999 obtained FHLMC approval. In addition, the Company is an approved mortgage lender by HUD and is qualified to originate mortgage loans insured by FHA or guaranteed by the VA. Among other consequences, the failure to comply with HUD, FHA or FNMA regulations could prevent us from reselling its mortgage loans or prevent our ability to enter into the servicing of mortgage loans should it choose to do so. Such failure could also result in demands for indemnification or mortgage loan repurchase, certain rights of rescission for mortgage loans, class action law suits and administrative enforcement actions, any of which could have a material adverse effect on the our results of operations and financial condition.

      Federal, state and local governmental authorities also regulate our activities as a lender. The Truth In Lending Act and Regulation Z promulgated thereunder contain certain requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of mortgage loans and credit transactions. The Equal Credit Opportunity Act prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status, among other restrictions and requirements. In instances where the applicant is denied credit, or the rate or charge for a mortgage loan increases as a result of information obtained from a consumer credit agency, the Fair Credit Reporting Act of 1970 requires the lender to supply the applicant with a name and address of the reporting agency. The Real Estate Settlement Procedures Act and the Debt Collection Practices Act subject us to filing an annual report with HUD.

      There can be no assurance that we will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult and more expensive for the Company.

Employees

      As of March 31, 2002 the Company had 86 fulltime employees. None of the Company's employees is represented by a union. The Company considers its relations with its employees to be excellent.

Description of Property.

      The Company leases 13,200 square feet of office space in San Francisco with a monthly rental of approximately $23,340. The term of the lease is for five years commencing the date of the Company's occupancy which occurred in July 1999. This office space is used for corporate administrative offices and for conducting wholesale and retail mortgage lending operations in San Francisco. The Company believes that these offices are adequate for the foreseeable future. The Company maintains adequate casualty insurance on all its property.

      The Company leases additional offices in Campbell, California (9,013 square feet with a monthly rental of $21,427 and various terms ending September,
2002); Tustin, California (2,687 square feet with a monthly rental of $3,792 and a term ending August, 2004); and Phoenix, Arizona (2,500 square feet with a monthly rental of $5,208 and a term ending June, 2004). Some space in these locations is currently under sub-lease to unrelated third parties.

Legal Proceedings.

      On February 23, 2001, William Russell and Teresa Saldivar, former principals of LRS, Inc., filed a complaint in the Superior Court of Santa Clara County, California alleging that, among other claims, the Company violated its agreement wherein in the Company purchased LRS, Inc. This complaint alleges that in connection with the acquisition, the Company failed to pay William Russell and Teresa Saldivar a percentage of profits from certain loans of LRS, Inc. held at the time of the acquisition as required by the contracts relating to the acquisition.

      On March 8, 2001, the Company terminated for cause its employment of William Russell and Teresa Saldivar. On April 4, 2001, William Russell and Teresa Saldivar filed a second complaint in the Superior Court of Santa Clara County against the Company based upon breach of contract, wrongful termination in violation of public policy, breach of covenant of good faith and fair dealing, and declaratory relief. The Company filed a cross-complaint in this action asserting that William Russell and Teresa Saldivar violated their employment agreement, breached their duty of loyalty, intentionally interfered with economic relationships and negligently interfered with economic relationships.

      The issues have now been moved to an arbitration proceeding. The Company plans to pursue aggressively its cause of action against William Russell and Teresa Saldivar and vigorously defend their litigation, believing that the claims will not have a material adverse effect on the Company. The Company disputes the claims relating to the amounts owed because of the acquisition of LRS, Inc. and believes that the other claims of William Russell and Teresa Saldivar are without merit.

      The Company is involved in other legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings cannot be determined because of the uncertainties that exist. In the opinion of management, the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the Company.

                                   MANAGEMENT

      The following table sets forth certain information regarding the Company's directors and executive officers.

      Name                            Age             Position

Joseph Kristul                        54              Chief Executive Officer
                                                      and Treasurer, Director

Maria Kristul                         54              President, Director

Robert A. Shuey                       47              Director

Robert A. Forrester                   58              Director

Alex Rotzang                          57              Director

J. Peter Gaskins                      53              Director

Paul R. Garrigues                     46              Senior Vice President,
                                                      Chief Financial Officer

      Joseph Kristul cofounded the Company in 1985, has been a director and officer since that time and has been responsible for the Company's overall management since the Company's inception, emphasizing mortgage loan pricing, funding, administration and sales. Beginning in 1995 Mr. Kristul created the Company's wholesale division, developing the Company's base of brokers, which deliver loan product, and implementing systems and controls on the quality of the product delivered by brokers.

      Maria Kristul cofounded the Company in 1985, has been a director and officer since 1991, and has been responsible for the Company's retail division since the Company's inception. As well as personally originating approximately 60%, in 1998, of the retail division's production, Ms. Kristul oversees the retail division's day to day operations including training and managing that divisions sales and loan processing staff and its quality assurance. Joseph and Maria Kristul are husband and wife.

      Robert A. Shuey III, has been a director of the Company since August 1998. Mr. Shuey is Chief Executive Officer of MicroCapital Strategies, Inc. From January 2001 to December 2001, Mr. Shuey was associated with Rushmore Securities Corporation. From January 1999 to December 2000 Mr. Shuey was Chief Executive Officer of Institutional Equity Holdings, Inc., the parent company of Institutional Equity Corporation (formerly Redstone Securities, Inc.). From August 1997 to December 1998 he acted as Managing Director of Capital Markets for Tejas Securities Corporation. Mr. Shuey is a member of the Board of Directors of Rampart Capital Corporation and Agility Capital Corporation.

      Robert A. Forrester became a director of the Company in March, 1999 and provides legal counsel to the Company. Mr. Forrester is an attorney and has practiced in his own firm since April 1989. Mr. Forrester is a member of the State Bars of Texas and California.

      Alex Rotzang became a director in August, 1999. He is Chairman of NoreX Pertroleum Limited, an international oil and gas company based in Cyprus and Calgary, Canada. Mr. Rotzang formed NoreX Petroleum Limited in 1994 and has 23 years experience in the oil and gas industry.

      J. Peter Gaskins became a director of the Company in January 2000. He has over 25 years experience in capital management and investment banking and is presently a strategic and financial consultant to private and small publicly held companies. He provides private investment banking and consulting services through Clarion Associates, Inc., a firm he founded in 1991. Prior to 1991 he was Chief Executive Officer and President of NatWest Securities USA, the United States institutional stock brokerage business for National Westminster, Britain's largest commercial bank. Mr. Gaskins is an honors graduate in statistics from Harvard College and received a Masters in Business Administration from Harvard University.

     Paul R. Garrigues became the Chief Financial Officer of the Company on July 15, 2002. Mr. Garrigues received his Bachelors of Science Degree in Accounting from the University of Southern California. He is a CPA who spent the first four years of his career with Deloitte & Touche, LLP. Mr. Garrigues has nearly 20 years experience in senior financial management positions in the financial services and real estate development industries. His experience since 1992 includes serving as the Chief Financial Officer of Valley Construction & Development, Aurora Loan Services, CFI Mortgage and Monument Mortgage, Inc.

Committees of the Board of Directors

      The Company's Board of Directors has established two active committees, the Audit Committee and the Primary Committee.

      The duties of the Audit Committee are to recommend to the entire Board of Directors the selection of independent certified public accountants to perform an audit of the financial statements of the Company, to review the activities and report of the independent certified public accountants, and to report the results of such review to the entire Board of Directors. The Audit Committee also monitors the internal controls of the Company. The Audit Committee is composed of Messrs. Gaskins, Shuey and Forrester.

      The duties of the Primary Committee relate to administration of the 2000 Stock Incentive Plan, and are set forth under the caption 2000 Stock Incentive Plan. The Primary Committee is composed of Messrs. Gaskins and Rotzang.

Indemnification and Limitation on Liability

      The Company's Restated Articles of Incorporation provide that the liability of directors of the Corporation for monetary damages will be eliminated to the fullest extent permissible under California law.

      The Bylaws of the Company provide that the Company will indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of such person being or having been a director or officer expenses incurred in defending any such proceeding to the fullest extent permissible under California law. The Bylaws also provide that the Company may indemnify its employees and agents for such expenses by resolution of the Board of Directors.

      Since fiscal 2000 the Company has maintained insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by any reason of their positions as officers and directors.

Executive Compensation

      The following table sets forth the compensation paid to the Company's Chief Executive Officer and other executive officers who earned more than $100,000 in 2001 (the "Named Executive Officers") for services rendered to the Company in all capacities for the three fiscal years ended December 31, 2001.
                           Summary Compensation Table

      Name and                                           Annual Compensation            All Other
Principal Position             Fiscal Year           Salary              Bonus        Compensation

Joseph Kristul                      2001            $200,000               -                  -
Chief Executive Officer             2000            $210,416               -                  -
                                    1999            $250,000               -                  -

Maria Kristul                       2001            $240,000               -                  -
President                           2000            $252,500               -                  -
                                    1999            $300,000            $47,516               -

William A.  Russell (1)             2001           $  47,999               -                  -
Vice President                      2000            $187,500               -                  -

Teri Saldivar (2)                   2001           $  47,999               -                  -
Vice President                      2000            $187,500               -                  -
      ----------------

(1) Mr. Russell was a Principal in LRS, Inc. and served as a director of the Company until July 2000; he was not compensated for service as a director; Mr. Russell was terminated during 2001.
(2) Ms. Saldivar was a Principal in LRS, Inc.; Ms. Saldivar was terminated during 2001.

Stock Option Plan

      The 1998 Stock Option Plan (the "1998 Plan") provides for the grant to employees, officers, directors, and consultants to the Company or any parent, subsidiary or affiliate of the Company of up to 500,000 shares of the Company's Common Stock, subject to adjustment in the event of any subdivision, combination, or reclassification of shares. The 1998 Plan provides for the grant of incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified options at the discretion of the Board of Directors or a committee of the Board of Directors (the "Committee"). On February 29, 2000 the Board of Directors terminated this plan and adopted the 2000 Stock Incentive Plan.

      Ms. Kristul has been granted options to acquire 30,000 shares of Common Stock and with an exercise price of $7.50. This option expires December 31, 2009.

      On February 29, 2000, effective March 1, 2000, the Company's Board of Directors adopted the 2000 Stock Incentive Plan (the "2000 Plan") for the grant to employees, officers, directors and consultants to the Company, parent or subsidiary of the Company of up to 750,000 shares of the Company's Common Stock, subject to adjustment in the event of any subdivision, combination or reclassification of shares. Beginning with calendar year 2001, the number of shares authorized under the plan shall automatically increase by an amount equal to 4% of the total number of shares of Common Stock outstanding on the last trading day of December of the immediately preceding calendar year. However, in no event shall any such annual increase exceed 400,000 shares. No one person may receive options for more than 150,000 shares in the aggregate per year.

      There are five programs under the 2000 Plan under which (i) eligible persons may be granted options to purchase Common Stock for incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. (ii) eligible employees may have a portion of their base salary invested in special option grants; (iii) eligible persons may be issued shares of Common Stock directly, either through immediate purchase of shares or as a bonus; (iv) non-employee directors shall receive option grants at designated intervals over the period of continued board service; and (v) non-employee board members may have their annual retainer fee otherwise payable in cash applied to a special option grant.

Director Remuneration

      The following sets forth certain information regarding compensation of directors paid for services in 2001 and those appointed to serve as directors other than named executive officers:

                                                                                                Number of
                                 Annual                     Consulting                         Securities
                                Retainer         Meeting    Fees/Other      Number of          Underlying
       Name                       Fees            Fees         Fees          Shares              Options

Robert A. Shuey                     -          $12,000                0           0                 8,000

Robert A. Forrester                 -          $12,500          $26,357           0                 8,000

Alex Rotzang                        -          $12,000                0           0                55,000

J.  Peter Gaskins                   -          $13,500          $17,500           0                 8,000



      Non-employee directors of the Company receive $1,000 per month for each month the director served. The director also receives $500 per meeting attended and related travel expenses. Each non-employee director receives options to purchase 15,000 shares of Common Stock upon the individuals appointment to serve as a director and options to purchase an additional 5,000 shares of Common Stock annually upon appointment to serve as a director for the ensuing year provided the individual has been a member of the board of directors for five months. Members of the audit committee receive an option for an additional 3,000 shares of Common Stock upon the individual's appointment to the audit committee. The exercise price for the options is the closing price of the Company's Common Stock on the date of the event. All options may be exercised immediately, but are subject to repurchase at the exercise price by the Company. The Company's right to repurchase the options with respect to those granted annually ceases with respect to half of the options six months after the date of the grant and, with respect to the balance of the options, after one year. With respect to the options granted a director upon becoming a director, the Company's right to repurchase any options decreases every six months after the date of the original grant with respect to one sixth of such shares.

                             PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership as of July 15, 2002, of the Common stock by (a) each person known by the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock, (b) each director of the Company, (c) each Executive Officer, and (d) as directors and executive officers of the Company as a group.

Unless otherwise noted, each beneficial owner named below has sole investment and voting power with respect to the Common Stock as beneficially owned by him as shown below:

Name and Address of                                        Number of                      Percent
Beneficial Owner                                         Shares Owned                      Owned (5)

Kristul Family LLC (1)(2)                                   2,329,960                      33.2%
401 Taraval Street
San Francisco, CA 94116

Joseph and Maria Kristul (1)(2)(3)                             49,800                       1.14.
401 Taraval Street
San Francisco, CA 94116

Robert A. Shuey (4)(5)                                            100                       0.8
8214 Westchester, Suite 500
Dallas, TX 75225

Robert A. Forrester (4)(5)                                     12,500                       1.0
1215 Executive Drive West, Suite 102
Richardson, TX 75081

Alex Rotzang (5)                                                    0                       1.1

J. Peter Gaskins (5)                                           67,790                       1.5
8119 Kloshe Ct. South
Salem, OR 97306

All Executive Officers and Directors                        2,460,150                      38.8
As a group (6 persons) (3)(4)(5)
------------------

(1) Joseph Kristul is a managing member of the Kristul Family LLC and the beneficial owner of 42.5% of the shares held by the Kristul Family LLC and is jointly with Maria Kristul the beneficiary of a trust that is a member owning 15% of the Kristul Family LLC.

(2) Maria Kristul is a managing member of the Kristul Family LLC and the beneficial owner of 42.5% of the shares held by the Kristul Family LLC and is jointly with Joseph Kristul the beneficiary of a trust that is a member owning 15% of the Kristul Family LLC.

(3) Excludes 30,000 shares that Mrs. Kristul has the right to acquire for $7.50 per share pursuant to the Company's 1998 Stock Option Plan.

(4) Excludes 20,000 shares of Common Stock and Messrs. Shuey, and Forrester each have the right to acquire pursuant to a non-qualified option at an exercise price of $7.50 as well as an additional 40,000 shares each may similarly acquire at the same exercise price in the event of a change of control in the Company.

(5) Amounts included in the percentage reflect the number of shares each named individual or group has the right to acquire within sixty days.

(6) The following table sets forth the number of shares and the exercise price for each of the Company's outside directors, Messrs Shuey, Forrester, Rotzang and Gaskins granted pursuant to the Company's 2000

         Stock Incentive Plan. These shares are not included in the number of shares indicated in the above table:




              Name                                               Number of Shares             Exercise Price

              Robert A. Shuey                                        15,000                        $1.125
                                                                      8,000                         1.00
                                                                      8,000                         1.35
                                                                      8,000                         0.73

              Robert A. Forrester                                    15,000                        $1.125
                                                                      8,000                         1.00
                                                                      8,000                         1.35
                                                                      8,000                         0.73

              Alex Rotzang                                           15,000                        $1.125
                                                                      5,000                         1.00
                                                                     55,000                         1.35
                                                                      5,000                         0.73

              J. Peter Gaskins                                       15,000                        $1.125
                                                                      3,000                         1.00
                                                                      8,000                         1.35
                                                                      8,000                         0.73

Certain Other Options

     On June 4, 2002, the Board of Directors of the Company unanimously granted Joseph Kristul, it's Chief Executive Officer, an option to purchase 300,000 shares of the Company 's common stock at a price of $0.73 per share. The shares will be unregistered and the option carries a term of four years from the date granted. The grant is subject to shareholder approval at the next scheduled shareholder meeting after June 30, 2002.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In 2001 the Company paid Mr. Forrester $26,357 for legal services rendered to the Company and in 2000 the Company paid Mr. Forrester $26,637 for legal services rendered to the Company. In 2001 the Company paid Mr. Gaskins $17,500 for consulting regarding certain financings and business practices of the Company. In 2000 the Company paid Mr. Gaskins $13,831 for consulting services with respect to the 2000 Stock Incentive Plan, organizing and restructuring the Board and on documentation related to the subordinated debt placement.

     The Company entered into an agreement with La Luna Costa Blanca, S.L., a real estate development company located in Spain, to provide consulting services related to financing and mortgage brokering activity. One of the principals of La Luna Costa Blanca, S.L., is the sister of Maria Kristul, our President.
Under the terms of the Consulting Services Agreement, the Company is to receive $350,000 for services performed during 2002

     At December 31, 2000 the Company had an aggregate financial interest in 4ADream/Loan Link, LLC of $300,000, which consisted of an equity investment in common shares carried at $0 and a note receivable for $300,000. In March 2001 the Company sold its equity investment in 4Adream/Loan Link, LLC to an entity affiliated with a director of the Company for $300,000 in cash and an assigned promissory note from an officer of a subsidiary of 4Adream/Loan Link LLC for approximately $411,000 as additional collateral for the $300,000 note receivable from 4Adream/Loan Link, LLC ("total proceeds").The principal balance of the assigned promissory note is non-interest bearing and is payable in December 2009. The Company accounted for this transaction in substance as a sale of its aggregate financial interest in 4Adream/Loan Link LLC in exchange for total proceeds of cash and a promissory note. Due to the uncertainty of the realization of the assigned promissory note its carrying value has been reduced to $0. The Company offset the total proceeds of this transaction against the carrying value of its aggregate financial interest in 4Adream/Loan Link LLC and accordingly, no gain or loss has been recognized in relation to this transaction in the accompanying financial statements.

                          DESCRIPTION OF CAPITAL STOCK

      The Company has authorized 20,000,000 shares of Common Stock without par value and 2,000,000 shares of preferred stock without par value. As of July 31, 2002, there were 6,760,181 shares of Common Stock and no shares of Preferred Stock issued and outstanding. There were approximately 600 holders of Common Stock, as of July 31, 2002.

Preferred Stock

      The Board of Directors is authorized, without further notice or action of shareholders, to issue shares of Preferred Stock in one or more series and to determine the relative rights, preferences and privileges of the shares of any such series. The Company has no present plans to issue any shares of Preferred Stock.

Common Stock

      The holders of outstanding Common Stock are entitled to share ratably in any dividends paid on the Common Stock when, as and if declared by the Board of Directors out of funds legally available. Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to cumulative voting or preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, subject to the prior rights of holders of Preferred Stock, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                              SELLING STOCKHOLDERS

      The following table sets forth the number of shares of common stock owned by each of the selling stockholders as of June 15, 2002. To our knowledge, except as provided below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares covered by this prospectus. Because the selling stockholders may offer all or some of the shares which they hold pursuant to the offering contemplated by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no definitive estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering and the following table has been prepared on the assumption that all shares of common stock offered hereby will be sold. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                           Shares Beneficially Owned
                                 -------------------------------------------------------------------------------
                                             Number of Shares                     Percent Ownership
                                                                           -------------------------------------
      Name of                       Beneficially         Offered               Before              After
Selling Stockholder                     Owned            Hereby               Offering           Offering
-------------------------        ------------------  ----------------      ---------------     -----------------
Feerer Family Trust                     300,000          300,000               5.79%              0.0%
Alex Usatin                             300,000          300,000               5.79%              0.0%
Tatyana Zaytsev                         300,000          300,000               5.79%              0.0%
Swiro Corporation                       300,750          300,750               5.79%              0.0%
Kinsley Impex Limited                   300,750          300,750               5.79%              0.0%
Faris Management Limited                300,750          300,750               5.79%              0.0%
Tarbert Limited                         300,750          300,750               5.79%              0.0%
Metromed Limited                        300,750          300,750               5.79%              0.0%

-------------------

                              PLAN OF DISTRIBUTION

      The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Selling Stockholders may sell all or a portion of the shares of Common Stock from time to time while the registration statement of which this Prospectus is a part remains effective. The aggregate proceeds to the Selling Stockholders from the sale of Common Stock offered hereby will be the prices at which such securities are sold, less any commissions.

      The Shares may be sold by the Selling Stockholders in transactions on the open market, in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. A Selling Stockholder may elect to engage a broker or dealer to effect sales in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated (and, if such broker-dealer acts as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such Selling Stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The Selling Stockholders may also pledge such shares to banks, brokers or other financial institutions as security for margin loans or other financial accommodations that may be extended to such Selling Stockholders, and any such bank, broker or other institution may similarly offer, sell and effect transactions in such shares.

      The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of Common Stock may not be sold unless such shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with. The Company has agreed to indemnify the Selling Stockholders against certain liabilities under the Securities Act.

      The Company shall use its best efforts to maintain the effectiveness of the Registration Statement through the preparation and filing with the SEC of such amendments and post-effective amendments to the Registration Statement, and such supplements to this Prospectus, as may be required by the rules, regulations or instructions applicable to the use of Form SB-2 by the Securities Act or rules and regulations thereunder or otherwise necessary to keep the Registration Statement effective and will cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act.

      The Company will pay all expenses incident to the offering and sale of the Common Stock to the public other than underwriting discounts and selling commissions.

                                  LEGAL MATTERS

         The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Robert A. Forrester, Esq., Richardson, Texas. Mr. Forrester owns 12,500 shares of Common Stock and has options to acquire an additional 91,000 shares of Common Stock at prices ranging from $1.00 to $7.50. See ("Principal Shareholders")

                                     EXPERTS

         The financial statements of the Company as of December 31, 2001 and 2000, included in this Prospectus have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting, in giving said report.

                      TRANSNATIONAL FINANCIAL NETWORK, INC.

                            Financial Statements and
               Report of Independent Certified Public Accountants

                           December 31, 2001 and 2000

                                    CONTENTS


                                                                      Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS................     F-2

FINANCIAL STATEMENTS:

     Balance Sheets...............................................     F-3

     Statements of Operations ....................................     F-4

     Statement of Shareholders' Equity............................     F-5

     Statements of Cash Flows.....................................     F-6

     Notes to Financial Statements ...............................     F-7

UNAUDITED fINANCIAL sTATEMENTS:

     March 31, 2002 and 2001.....................................     F-16

               Report of Independent Certified Public Accountants


Board of Directors
Transnational Financial Network, Inc.

We have audited the accompanying balance sheets of Transnational Financial Network, Inc. as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity and cash flows for the years then ended.. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transnational Financial Network, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the accompanying financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.


/s/ GRANT THRONTON LLP

GRANT THORNTON LLP



San Francisco, California
March 15, 2002

                      TRANSNATIONAL FINANCIAL NETWORK, INC.

                                 BALANCE SHEETS

                               As of December 31,

                                                                        2001                      2000
                                                                  --------------             -------------
ASSETS
     Cash and cash equivalents                                    $      842,890             $     492,938
     Cash and cash equivalents - restricted                              249,903                   400,000
     Mortgage loans held for sale                                     17,592,497                20,307,222
     Accrued interest receivable                                           -                        41,733
     Due from shareholders'                                                -                        11,613
     Receivable from Loan Link LLC                                         -                       300,000
     Note receivable from shareholder                                     84,438                   136,322
     Goodwill                                                          3,023,792                 3,428,321
     Property and equipment, net                                         161,297                   296,913
     Other assets                                                      1,925,816                 1,477,077
                                                                  --------------             -------------

TOTAL ASSETS                                                      $   23,880,633             $  26,892,139
                                                                  ==============             =============


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
         Warehouse lines of credit                                $  16,294,450              $  19,645,445
         Accrued interest payable                                        149,617                   219,602
         Accounts payable and other liabilities                          929,228                   556,209
         Subordinated debt                                             2,007,000                   712,000
                                                                  --------------             -------------

TOTAL LIABILITES                                                      19,380,295                21,133,256
                                                                  --------------             -------------


SHAREHOLDERS' EQUITY
         Preferred stock, no par value: 2,000,000 shares
           authorized; no shares issued or outstanding                     -                         -
         Common stock, no par value: 20,000,000 shares
           authorized; 5,137,593 shares issued and outstanding
           at December 31, 2001; and 4,279,310 shares issued
           and outstanding at December 31, 2000                       11,540,182                10,594,450
         Additional paid-in-capital                                        -                         -
         Accumulated deficit                                          (7,039,844)               (4,835,567)
                                                                  ---------------            -------------

TOTAL SHAREHOLDERS' EQUITY                                             4,500,338                 5,758,883
                                                                  --------------             -------------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $   23,880,633             $  26,892,139
                                                                  ==============             =============








See accompanying notes to these financial statements.

                      TRANSNATIONAL FINANCIAL NETWORK, INC.

                            STATEMENTS OF OPERATIONS

                            Years Ended December 31,

                                                                              2001               2000
                                                                         -------------       -------------
REVENUE:
     Net gain from sale of mortgage loans                                $   4,757,591       $   2,783,037
     Production income                                                      10,069,198           6,218,800
     Loan interest income                                                    3,245,956           2,051,712
     Other loan income                                                          21,708             294,394
                                                                         -------------       -------------
     TOTAL REVENUE                                                          18,094,453          11,347,943
                                                                         -------------       -------------

DIRECT EXPENSES:
     Commissions                                                            (5,920,662)         (3,514,543)
     Production expense                                                     (1,712,808)         (1,257,203)
     Loan interest expense                                                  (4,166,270)         (2,369,073)
                                                                         -------------          ----------
     TOTAL DIRECT EXPENSE                                                  (11,799,740)         (7,140,819)
                                                                         -------------       -------------

GROSS PROFIT                                                                 6,294,713           4,207,124
                                                                         -------------       -------------

INDIRECT EXPENSES:
     Salaries and benefits                                                  (5,039,307)         (3,999,307)
     General and administrative                                             (2,308,356)         (2,042,885)
     Occupancy                                                                (691,970)           (691,072)
     Depreciation and amortization                                            (582,978)           (593,468)
                                                                         -------------       -------------
     TOTAL INDIRECT EXPENSE                                                 (8,622,611)         (7,326,732)
                                                                         -------------       -------------

OPERATING LOSS                                                              (2,327,898)         (3,119,608)
                                                                         -------------       -------------

NON-OPERATING INCOME (EXPENSE):
     Other/subordinated debt interest (expense)                               (320,565)            (32,245)
     Other income                                                              130,186              -
                                                                         -------------       -------------
     TOTAL NON-OPERATING EXPENSE                                              (190,379)            (32,245)
                                                                         --------------      -------------

LOSS BEFORE INCOME TAXES and cumulative effect of
Change in accounting principle                                              (2,518,277)         (3,151,853)
                                                                         --------------      -------------

INCOME TAX BENEFIT                                                               -                 219,190
                                                                         -------------       -------------

NET LOSS before cumulative effect of change in accounting principle         (2,518,277)         (2,932,663)
Cumulative effect of change in accounting principle                            314,000              -
                                                                         -------------       --------------

NET LOSS                                                                 $  (2,204,277)      $   (2,932,663)
                                                                          ============        =============

NET LOSS PER SHARE - Basic and diluted:
     Before cumulative effect of change in accounting principle                  (0.58)              (0.69)
     Cumulative effect of change in accounting principle                          0.07                    -
                                                                          -------------       -------------
     Net loss per share                                                  $       (0.51)      $       (0.69)
                                                                          =============       ============

WEIGHTED AVERAGE SHARES OUTSTANDING:
     Basic and diluted                                                       4,342,799           4,279,310
                                                                         =============       =============


See accompanying notes to these financial statements.

                      TRANSNATIONAL FINANCIAL NETWORK, INC.

                        STATEMENT OF SHAREHOLDERS' EQUITY

                        Two Years Ended December 31, 2001


                                                               Common Stock               Accumulated          .
                                                     -----------------------------  ---------------------------
                                                        Shares          Amount        (Deficit)         Total
                                                     -----------     -------------  -------------  -------------

BALANCE, January 1, 2000                               4,279,310     $  10,558,709  $  (1,902,904) $   8,655,805

     Issuance of common stock warrants
       for services performed                              -                35,741          -             35,741

     Net loss for the year                                 -                -          (2,932,663)    (2,932,663)
                                                     -----------     -------------  -------------  -------------

BALANCE, December 31, 2000                             4,279,310        10,594,450     (4,835,567)     5,758,883
                                                     -----------     -------------  -------------  -------------

     Issuance of common stock for cash                   855,861           855,861          -            855,861

     Issuance of common stock for warrants
     in a cashless exercise                                2,422            -               -              -

     Issuance of common stock subscriptions                -                44,139          -             44,139

     Issuance of warrants for common stock
      in connection with the subordinate debt
      and for services performed                           -                45,732          -             45,732

     Net loss for the year                                 -                -          (2,204,277)    (2,204,277)
                                                     -----------     -------------  -------------- --------------

BALANCE, December 31, 2001                             5,137,593       $11,540,182  $  (7,039,844) $   4,500,338
                                                     ===========     =============  ============== =============























See accompanying notes to these financial statements.
                                      F-5

                      TRANSNATIONAL FINANCIAL NETWORK, INC.

                            STATEMENTS OF CASH FLOWS

                            Years Ended December 31,

                                                                                  2001                    2000
                                                                           -------------           -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                  $(2,204,277)            $(2,932,663)
   Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                                               582,978                 593,468
     Investment in property - gain on sale                                         -                     (65,298)
     Investment in Loan Link, LLC - gain on sale                                   -                       -
     Non-monetary charges for services performed                                  45,732                  35,741

     Net effect of changes in assets and liabilities:
       Note receivable - other                                                    51,884                    (503)
       Due from Shareholder                                                       11,613                 (15,938)
       Other assets                                                             (567,337)               (497,235)
       Accrued interest - receivable                                              41,733                  (1,607)
       Accrued interest - payable                                                (69,985)                 55,323
       Accounts payable and accrued liabilities                                  390,534                 475,817

       Net effect of changes in mortgage loans activity:
         Mortgage loans - gain on sale                                        (4,757,591)             (2,393,246)
         Mortgage loans - originated for sale                               (784,436,000)           (611,580,293)
         Mortgage loans - proceeds from sale                                 791,908,316             595,492,493
         Mortgage loans - provisions for early payoffs and loan losses           101,084                 220,225
                                                                            ------------            ------------
           NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITES                  1,098,684             (20,613,217)
                                                                            ------------            ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Property and equipment - purchases                                            (42,834)                (12,391)
   Investment in property - proceeds from sale                                     -                     100,000
   Investment in Loan Link, LLC - proceeds from sale                               -                       -
   Note receivable from Loan Link, LLC - repayments received                     300,000                 200,000
                                                                            ------------            ------------
     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                         257,166                 287,609
                                                                            ------------            ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Warehouse notes payable - net borrowings (repayments)                      (3,350,995)             19,645,445
   Investment in property - repayments on mortgage loans                           -                      (1,156)
   Subordinated debt - borrowings                                              1,295,000                 712,000
Common stock and prepaid subscriptions for common stock                          900,000                   -
                                                                            ------------            ------------
     NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      (1,155,995)             20,356,289
                                                                            ------------            ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                        199,855                  30,681
                                                                            ------------            ------------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                     892,938                 862,257
                                                                            ------------            ------------

CASH AND CASH EQUIVALENTS, END OF YEAR, includes restricted cash              $1,092,793                $892,938
                                                                            ============            ============

CASH PAID DURING THE YEAR FOR:

   Interest - paid                                                            $4,236,255              $2,350,275




See accompanying notes to these financial statements.

                      Transnational Financial Network, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Nature of Operations
Transnational Financial Network, Inc. (the "Company") conducts real estate mortgage banking activities through wholesale branches and retail branches located in California and Arizona. The Company's revenues are derived primarily from the origination and sale of conforming and non-conforming residential real estate loans for placement in the secondary market. The Company operates in one segment = Mortgage banking.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts on deposit with financial institutions. The Company has had no loss in its cash deposits, but is exposed to loss on its deposits if the counter party fails to perform.. The Company only deals with federally insured depository institutions.

Mortgage Loans Held for Sale
All mortgage loans originated are intended for sale in the secondary market and are carried at the lower of cost or estimated fair value. Fair values for mortgage loans covered by investor commitments are based on commitment prices. Fair values for uncommitted loans are based on management's assessment of current prices offered for similar loans sold in conjunction with the Company's own secondary market transactions, adjusted for differences in loan characteristics. All loans are sold servicing released. The real property of the borrower is pledged as collateral for mortgage loans. Gains or losses realized from mortgage loan sales are recognized at time of settlement with investors based upon the difference between the proceeds from sale and the carrying value of the mortgage loan sold, net of commitment fees paid and commissions paid to brokers. The Company reflects adjustments in the carrying value of loans held for sale within net gain from sales of mortgage loans.

We enter into commitments to purchase or originate loans whereby the interest rate on these loans is determined prior to funding ("rate lock commitments"). Similar to loans held for sale, the fair value of rate lock commitments is subject to change primarily due to changes in interest rates. Under our risk management policy, we hedge these changes in fair value primarily by entering into forward sale delivery commitments to sell whole loans on a best efforts and mandatory basis. The rate lock commitments, including both the "best efforts" and the "mandatory" forward sale delivery commitments are recorded at fair value with changes in fair value recorded in current earnings in other income and expense (refer to new accounting pronouncements footnote).

Production Income
Production income consists of fees paid to the Company for both retail and wholesale lending by borrowers for the preparation, documentation and underwriting of loans. Wholesale lending fees and related lending transaction costs are deferred until the related loan is sold. Upon sale of the loan, deferred net of costs are recognized as production income. Retail lending fees are recognized when retailed loans are funded and sold.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Goodwill is being amortized using the straight-line method over ten years. Periodically, management reviews the goodwill for possible, other than temporary, impairment. The recoverability of goodwill is assessed by determining whether the unamortized value of goodwill can be recovered over the remaining life through projected future cash flows, which are not discounted.

Property and Equipment
Property and equipment is stated at cost and is depreciated using straight line depreciation for books over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the useful lives of the assets or the term of the respective lease, whichever is shorter.

Income Taxes
The Company uses the asset and liability method in accounting for deferred income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement base and the tax base of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation
The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company accounts for transactions for goods or from non-employees based upon the fair value of the goods or services received or the fair value of the stock options awarded, whichever is more reliably measurable. The Company has elected to present the pro forma disclosures of the effect of stock-based compensation on net loss and net loss per share using the fair value method. Fair value is generally determined using either the quoted market price of the common stock of the Company or a valuation model.

                      Transnational Financial Network, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2001 and 2000


Note 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts on the balance sheets and disclosure of contingent assets and liabilities at December 31, 2001 and 2000, and the statements of operations for the years then ended. Actual results could differ significantly from those estimates.

New Accounting Pronouncements
The Company will adopt SFAS No. 142, "Accounting For Goodwill and Other Intangible Assets" as of January 1, 2002. The standard requires that goodwill arising from an acquisition of a business be periodically assessed for impairment rather than amortized periodically. The Company has not yet determined the ultimate impact to the financial position and results of operations of the Company.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by Statement of Financial Accounting Standards No. 138, on January 1, 2001. This Statement outlines accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities.

Under SFAS No. 133, all derivatives are recognized at fair value in the financial statements. Changes in fair value for derivatives that are not designated as hedging instruments are recognized in the results of operations as they arise. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either included in results of operations or recorded as a component of other comprehensive income in the Statement of Shareholders' Equity. The Company has not designated any derivatives as hedges.

The Company implemented SFAS No. 133 on January 1, 2001, and, as such, the impact of the transition to this standard on the Company's results of operations and financial position resulted in an increase in assets of $314,000, and a decrease in net loss of a like amount. The increase in assets and decrease in net loss is attributable to the fair value of Mortgage Loan Derivatives. Mortgage Loan Derivatives, which consists of both rate lock commitments and forward delivery commitments intended for sale to the secondary market, are considered derivatives under SFAS 133. While historically Mortgage Loan Derivatives were accounted for off-balance sheet, they are now reported at fair value on the balance sheet pursuant to SFAS No. 133. Changes in the fair value of the Mortgage Loan Derivatives are included in other income or expense as they occur. In addition to the transition adjustment, the results of operations for the year ended December 31, 2001 included $166,507 of income related to Mortgage Loan Derivatives.

Reclassifications
Certain amounts in the 2000 financial statements have been reclassified to conform with the current presentation.


Note 2 - PROPERTY AND EQUIPMENT

Major classifications of property and equipment at December 31, 2001 and 2000 are summarized as follows:

                                                 2001              2000
                                            -----------       -----------

Furniture, fixtures and equipment           $   957,333       $   915,835
Leasehold improvements                           73,178            71,842
                                            -----------       -----------
                                              1,030,511           987,677
Accumulated depreciation and amortization      (869,214)         (690,764)
                                            -----------       -----------
                                            $   161,297       $   296,913
                                            ===========       ===========

Depreciation expense was $178,450 and $223,509 for the years ended December 31, 2001 and 2000.

                      Transnational Financial Network, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2001 and 2000


Note 3 - NOTES RECEIVABLE

Notes receivable from shareholder represents principal advances to an individual at a fixed interest rate of 8% with an original maturity of five years. A new note was signed on November 14, 2000 that matures on November 15, 2005 and the note is secured by a first trust deed on real estate property. In 2001 the note was deemed to be impaired. As a result, the Company ceased accruing interest and recognized an impairment charge of $16,925 in the results of operations for the year ended December 31, 2001.


Note 4 - FINANCING FACILITIES

A. Warehouse Line Of Credit The Company maintains a $15 million revolving warehouse line of credit to fund mortgage loan originations. Advances are made on the warehouse line for specific properties, which are pledged as collateral. Interest accrues monthly on outstanding warehouse line borrowings and is due at settlement when the underlying loans are sold. All advances must be repaid within one year. The line of credit bears interest at Prime, which was 4.75% at December 31, 2001. The line does not have an expiration date, but is cancelable at any time upon written notice by either party. In connection with this line, the Company is required to maintain $250,000 in a certificate of deposit as collateral. The Company has classified this amount as restricted cash in the financial statements. During 2000 the Company utilized a $35 million warehouse line of credit with Residential Funding Corporation ("RFC"). The RFC line terminated on November 30, 2000 although final payment was allowed through January 15,2001. Commencing on December 1, 2000 the Company used a $20 million warehouse line with Lehman Brothers. Interest on outstanding advances is at LIBOR plus 2% to 2.5% (8.565% to 9.065% at December 31, 2000). The line expired on November 30, 2001.

B. Master Sale Agreement In November 2000 the Company entered into a Quick Sale Master Loan Participation and Custodian Agreement (Quick Sale Gestation Line) with a financial institution. Under the terms of the agreement, as amended, the financial institution purchases a 100% loan participation interest upon the Company obtaining a firm forward sale delivery from investors and upon the financial institutions approval of the loan quality based on its underwriting standards. The Company recognizes loans transferred under this line as a gain on sale immediately upon the loan being purchased and funded by the financial institution. In connection with this facility, the Company is required to repurchase certain loans that subsequent to acquisition by the financial institution fail to meet certain representations and warranties set forth in the agreement at the date of the sale. Repurchase loans were insignificant for the year ended December 31, 2001 and 2000. Loan interest charges incurred in connection with the sale are estimated and recognized immediately upon the loan being transferred. Loan interest expense is calculated based on the number of days the loan remains with the financial institution until it is ultimately resold to a third party investor, and during this intermediate period the Company sub-services the loans on behalf of the financial institution. The agreement was $30 million as of December 31, 2001 and $15 million as of December 31, 2000. Interest on the line is at Prime Rate plus 1.0% when the balance is less than $30 million (Prime was 4.75% at December 31, 2001) and expires on December 31, 2002. The line can be increased by up to $10 million on an interim basis at a higher interest rate, (as defined).

Both the CEO and the President of the Company have each personally guaranteed the above financing facilities. The financing facilities, as disclosed above, have various financial and operational covenants with which the Company must comply. As of December 31, 2001 the Company was in technical default under certain financial covenants in respect of the Master Sale Agreement and subsequent to December 31, 2001 the Company came into compliance and obtained waivers of such default.


Note 5 - SUBORDINATED DEBT

The Company borrowed $1,295,000 in 2001 and $712,000 in 2000 in aggregate from individual investors, subordinated to lenders of the financing facilities. The notes all bear interest at 15% and are due at various times between August 2002 and March 2004. A total of 45,732 and 35,741 warrants were issued in 2001 and 2000, respectively, in connection with the subordinated debt. The values of the warrants were $45,732.

The future annual capital repayments in respect of subordinate debt, for the years ending December 31, are as follows:

                  2002       $   712,000
                  2003           895,000
                  2004           400,000
                             -----------
                  Total      $ 2,007,000
                             ===========

                      Transnational Financial Network, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2001 and 2000


Note 6 - 401(K) PLANS

On January 1, 1999, the Company established a 401(K) and Profit Sharing Plan (the "Transnational Financial Network, Inc. Plan") for certain full-time employees. The Company contributes a maximum of 2% of the employees' gross salary limited to the amount of the employee's contribution. The Company contributed $47,002 during 2001, and $42,570 during 2000 to the Plan.


Note 7 - STOCK BASED COMPENSATION
In February 2000 the Company's Board of Directors approved the 2000 Stock Incentive Plan ("2000 Plan") effective March 1, 2000. All options issued and outstanding under the 1998 Stock Compensation Plan ("1998 Plan") will continue to be honored, but no more options may be issued under the 1998 Plan. A total of 750,000 shares were reserved under the 2000 Plan. In addition, the remaining shares reserved for the 1998 Plan were rolled over into the new plan. As of December 31, 2000 a total of 592,500 shares of common stock were reserved for future grants of options under the 2000 Plan. The share reserve will increase by 4% of total shares outstanding each year beginning on January 1, 2001. The maximum annual increase in the share reserve shall be 400,000 shares. The vesting period is at the discretion of the Plan Administrator. As of December 31, 2001 options granted under the 2000 Plan consist of: automatic grants to officers and outside directors of 129,000 shares. As of December 31, 2000 options granted under the 2000 Plan consist of: automatic grants to outside directors of 99,000 shares.

A summary of stock options follows:

                                    Weighted
                                     Average
                                              Stock            Exercise
                                            Options              Price

Outstanding at January 1, 2000              335,500              7.50
       Options granted                      199,000              0.95
       Options forfeited                     (8,500)             7.50
                                            -------              ----
 Outstanding at December 31, 2000           526,000              5.02
       Options granted                      129,000              1.14
       Options forfeited                        -                 -
                                            -------              ----

Outstanding at December 31, 2001            655,000              4.26
                                            =======              ====

Information about stock options outstanding at December 31, 2001 is summarized as follows:

                                                     Weighted                           Weighted
                                                       Average                            Average
                                     Average          Exercise                           Exercise
  Range of                          Remaining         Price of                           Price of
  Exercise         Options         Contractual         Options          Options           Options
   Prices        Outstanding      Life (Years)       Outstanding      Exercisable       Exercisable

$0.80 to $1.35      328,000             7.55            $1.05          255,000              $0.84
     $7.50          327,000             6.71            $7.50          101,750              $7.50
                  ---------                             -----          -------

                    655,000                             $4.26          356,750
                  =========                             =====          =======

                      Transnational Financial Network, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2001 and 2000


Note 7 - STOCK BASED COMPENSATION (continued)

The Company did not recognize compensation cost for its stock option grants, because the exercise price is equal to or greater than the fair market value of the Company's stock on the date of grant. The disclosure of pro forma net loss and net loss per share had the Company adopted the fair value method of accounting for stock-based compensation follows:

                                                   2001              2000
                                            --------------    -------------
Net loss:
     As reported                            $   (2,204,277)   $  (2,932,663)
     Pro forma                              $   (2,247,132)   $  (3,089,667)

Basic and diluted loss per common share:
     As reported                            $      (0.51)     $      (0.69)
     Pro forma                              $      (0.51)     $      (0.72)

The fair value of the stock options granted during 2001 and 2000 is estimated as $42,855 and $147,200 respectively on the date of grant using an option-pricing model with the following assumptions: $0 annual dividend, volatility of 30.0% and 64.0% respectively, risk-free interest rate of 5.00% and 5.80% respectively, assumed forfeiture rate of 0% respectively, and an average expected life of 5.0 years and 6.94 years respectively. The weighted average fair value per share of options granted in 2001 and 2000 was $0.33and $0.74 respectively.


Note 8 - CAPITAL STOCK

Pursuant to the terms of an advisory agreement with First Colonial Securities Group, Inc., in October 1999 the Company issued warrants to purchase 20,000 shares of the Company's common stock at $2.45, warrants to purchase another 20,000 shares at $1.8375 on January 15, 2000 and a final warrant to purchase 40,000 of the Company's common stock at $1.4875 on April 15, 2000 to First Colonial Securities. The Company reissued these warrants at their original terms and conditions in July 2000 at the request of First Colonial Securities to selected officers of First Colonial Securities. The fair value of warrants, based on a valuation model, were recorded as consulting expenses in the results of operations and were in respect of services performed in conjunction with the subordinate debt offers.

During 2001 the Company issued warrants to purchase a total of 80,000 shares of the Company's common stock at $0.75 per share. Additionally, on August 14, 2000 the Company issued warrants to purchase a total of 37,500 shares of the Company's common stocks at $1.00 per share in connection with subordinated loan agreements. The fair value of the warrants was not significant.


Note 9 - NET LOSS PER SHARE

Basic net loss per share is based on net loss after preferred dividends divided by the weighted average common shares outstanding. Diluted net loss is computed based on the weighted average number of common shares outstanding adjusted for potentially dilutive securities which include stock options and warrants. Potential dilutive securities of 815,000 and 768,500 for 2001 and 2000, respectively, have not been included in the calculation of diluted net loss per share, because their effects are anti-dilutive.

                      Transnational Financial Network, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2001 and 2000


Note 10 - INCOME TAXES

The provision for income taxes for the years ended December 31, 2001 and 2000 were as follows:

                                 2001                2000
                           -------------         -------------

Current:
   Federal                 $      -              $    (219,900)
   State                          -                        800
                           -------------         -------------
      Total                       -                   (219,100)
                           -------------         -------------

Deferred:
    Federal                       -                       -
    State                         -                       -
                           -------------         -------------
Total                             -                      -
                           -------------         -------------

Total                      $      -              $    (219,100)
                           -------------         -------------

The effective federal tax rate for the years ended December 31, 2001 and 2000 differs from the statutory tax rate as follows:

                                              2001                   2000
                                             ----------           ---------

     Federal income tax at statutory rates      34.0%                34.0%
     Valuation allowance                       (34.0)               (34.0)
     Tax refunds                                 0.0                  7.0
                                                ----               --------
                                                  -                   7.0%
                                                ----               --------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred taxes at December 31, are as follows:

                                                 2001                  2000
                                            --------------          -----------
Deferred tax assets:
       Net operating loss carry-forwards    $ 2,332,310             $ 1,675,195
       Goodwill                                 179,873                 109,604
       Property and equipment                    37,885                  20,735
       State taxes                                -                         272
       Deferred loan costs                        -                      85,366
       Bad Debts                                 76,955                    -
       Other                                     14,891                    -
                                            -----------             -----------
         Total deferred tax assets            2,641,914               1,891,172

     Deferred tax liabilities:
       Prepaid rent                               -                     (16,841)
       Other                                     (4,021)                 (2,429)
                                            -----------             -----------
 Total deferred tax liabilities                  (4,021)                (19,270)
                                            -----------             -----------

Net deferred tax asset before valuation
  allowance                                   2,637,893               1,871,902
     Valuation allowance                     (2,637,893)             (1,871,902)
                                             ----------             -----------
Net deferred tax                            $     -                 $    -
                                            ===========            =============

At December 31, 2001 and 2000, the net deferred tax asset is fully reserved through valuation allowances. The change in the valuation allowance at December 31, 2001 and 2000 was $765,991 and $1,217,996 respectively. Federal and state net operating loss carry forwards of $1,947,750 and $384,560 expire at various dates in 2020 and 2010 respectively.

                      Transnational Financial Network, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2001 and 2000


Note 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of various classes of financial instruments at December 31, 2001 is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. These estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange, and the use of different market assumptions and/or estimation methodologies could materially affect the estimates. The balances as of December 31, 2001 and 2000 were as follows:

                                        2001             2001              2000                2000
                                      Carrying           Fair            Carrying              Fair
                             Value Value Value Value

Financial Assets:
    Cash and cash equivalents       $ 1,092,793      $ 1,092,793       $   892,938       $   892,938
    Mortgage loans held for sale     17,592,497       17,652,092        20,307,223        20,434,143
    Notes receivable - Loan Link LLC       -                -              300,000           300,000
    Note receivable, Shareholder         84,438           84,438           136,322           138,459
    Commitments to extend credit        227,210          227,210             -               421,875
    Forward delivery commitments        171,448          171,448             -                78,588

Financial Liabilities:
    Subordinate debt payable        $ 2,007,000      $ 2,007,000       $   712,000       $   712,000
    Warehouse notes payable          16,294,450       16,294,450        19,645,445        19,645,445

The fair values presented above represent the Company's best estimate of fair value using the methodologies discussed below:

Cash and Equivalents
The carrying amount is estimated to approximate market value.

Mortgage loans held for sale
Fair values for mortgage loans covered by investor commitments are based on commitment prices. Fair values for uncommitted loans are based on management's assessment of current prices offered for similar loans sold in conjunction with the Company's own secondary market transactions, adjusted for differences in loan characteristics. Management's determination of fair value includes consideration of commitment prices which clearly represent market conditions at the balance sheet date and market prices and yields sought by the Company's investors, or other public market quotations for long-term mortgage loan rates.

Notes Receivable
The fair value of notes receivable is estimated by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers.

Commitments to Extend Credit
Fair value is estimated based upon the difference between the current value of similar loans and the purchase price at which we have committed to purchase the loans.

Forward Delivery Commitments
We utilize forward commitments to hedge interest rate risk associated with loans held for sale and commitments to purchase loans. Fair value of these loans is determined based upon the difference between the settlement values of the commitments and the quoted market values of the underlying loans and securities.

Financial Liabilities
The fair value of financial liabilities (subordinated debt and warehouse lines of credit) is believed to approximate the carrying amount because the terms of the debt are similar to terms currently offered by lenders, or the interest rates are variable based on current market rates.

Many of the above financial instruments are also subject to credit risk. Credit risk is the possibility that the Company will incur a loss due to the other party's failure to perform under its contractual obligations. The Company's exposure to credit loss in the event of non-performance by the other party with regard to commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments as it does for funded and

                      Transnational Financial Network, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2001 and 2000


Note 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

closed extensions of credit. The credit risk involved for commitments to extend credit is essentially the same as that involved in extending loans to customers. A summary of the contract amount of the Company's exposure to off-balance sheet credit risk as of December 31, 2001 and 2000, includes Financial instruments whose contract amount represents credit risk only is as follows:

                                              2001             2000
                                          -----------       -----------

    Commitments to extend credit          $31,970,576       $50,718,000
    Forward delivery commitments           16,380,095         7,100,000

Commitments to extend credit are contractual agreements entered into with customers as long as there is no violation of any condition established on the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company is exposed to credit risk on its forward delivery commitments when the Company's position in these instruments becomes positive (i.e. "in-the-money") and the Company is a net creditor to the counter party to the agreement.


Note 12 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

During 2001, approximately 87% of the Company's business activity was with customers located within California. The loans and commitments extended to these customers are expected to be repaid from proceeds of the sale of these loans in the secondary market and are secured by real estate. The Company's access and rights to this collateral vary and are legally documented to the extent practicable. Sales agreements with secondary market investors include recourse provisions, which may require the Company to repurchase the loans sold in the event of certain conditions, including the default or delinquency of borrowers under the terms of the loan agreements. Recourse obligations arising pursuant to these agreements are recorded at estimated fair value using the best information available in the circumstances when the loans are sold. The Company has not been required to repurchase any loans sold during the years ended December 31, 2001 and 2000. The Company has a concentration of credit risk with respect to cash deposited with commercial banks in excess of federally insured limits.


Note 13 - NOTE RECEIVABLE FROM LOAN LINK LLC

At December 31, 2000 the Company had an aggregate financial interest in 4ADream/Loan Link, LLC of $300,000, which consisted of an equity investment in common shares carried at $0 and a note receivable for $300,000. In March 2001 the Company sold its equity investment in 4Adream/Loan Link, LLC to an entity affiliated with a director of the Company for $300,000 in cash and an assigned promissory note from an officer of a subsidiary of 4Adream/Loan Link LLC for approximately $411,000 as additional collateral for the $300,000 note receivable from 4Adream/Loan Link, LLC ("total proceeds").The principal balance of the assigned promissory note is non-interest bearing and is payable in December 2009. The Company accounted for this transaction in substance as a sale of its aggregate financial interest in 4Adream/Loan Link LLC in exchange for total proceeds of cash and a promissory note. Due to the uncertainty of the realization of the assigned promissory note its carrying value has been reduced to $0. The Company offset the total proceeds of this transaction against the carrying value of its aggregate financial interest in 4Adream/Loan Link LLC and accordingly, no gain or loss has been recognized in relation to this transaction in these financial statements.

                      Transnational Financial Network, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                           December 31, 2001 and 2000


Note 14 - COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company has entered into various operating lease agreements for the rental of office space. Aggregate future minimum lease payments under these agreements for each of the four years ending December 31, are as follows:

                  2002       $    537,305
                  2003            406,407
                  2004            187,100
                             ------------
                  Total      $  1,130,812
                             ============

Rental expense was $750,959 and $900,688 for the years ended December 31, 2001 and 2000, respectively.


Litigation
On February 23, 2001, two former principals of LRS, Inc., filed a complaint in the Superior Court of Santa Clara County, California alleging that, among other claims, the Company violated its agreement wherein in the Company purchased LRS, Inc. in 1999.

The Company terminated its employment of the two principals on March 8, 2001. On April 4, 2001the two former principals filed a second complaint in the Superior Court of Santa Clara County against the Company based upon breach of contract, wrongful termination in violation of public policy, breach of covenant of good faith and fair dealing, and declaratory relief.

The Company filed a cross-complaint asserting that the two former principals violated their employment agreement, breached their duty of loyalty, intentionally interfered with economic relationships and negligently interfered with economic relationships. The issues have now been moved to an arbitration proceeding and the Company believes that the claims are without merit and will not result in a material adverse outcome.

The Company is involved in other legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings can not be determined because of the uncertainties that exist. In the opinion of management, the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position, results of operations or cash flows of the Company.


Note 15 - SUBSEQUENT EVENTS (unaudited)

During the first quarter of 2002 the following events occurred:

1. The Company negotiated a $5 million warehouse line of credit with Provident Bank ("PCFS"). The facility is based upon a with a three tier interest rate of 4.43%, 4.93% or 5.43% over LIBOR, depending on loan quality. The line does not have an expiration date, but is cancelable at any time upon written notice by either party.

2. During March 2002 the Company raised a total of $1.9 million of new capital in an offering exempt from the Securities Act of 1933, net of $100,000 total issuance costs, by way of 1,503,750 of new shares of common stock issued at $1.33 per share to five individuals.

                      TRANSNATIONAL FINANCIAL NETWORK, INC.

                            CONDENSED BALANCE SHEETS

                                                              March 31,                  December 31,
                                                                2002                         2001
                                                            -------------               -------------
                                                             (unaudited)                   (audited)

ASSETS
    Cash and cash equivalents                             $   3,187,049                 $     842,890
    Cash and cash equivalents - restricted                    1,000,000                       249,903
    Mortgage loans held for sale                             10,393,177                    17,592,497
    Notes receivable from shareholder                            84,438                        84,438
    Goodwill                                                  3,023,792                     3,023,792
    Property and equipment, net                                 137,033                       161,297
    Other assets                                              1,334,005                     1,925,816
                                                            -----------                   -----------

TOTAL ASSETS                                              $  19,159,494                 $  23,880,633
                                                            ===========                   ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
    Warehouse lines of credit                             $  10,316,712                 $  16,294,450
    Accrued interest payable                                     75,415                       149,617
    Accounts payable and accrued liabilities                    674,866                       929,228
    Subordinated debt                                         2,007,000                     2,007,000
                                                            -----------                   -----------

TOTAL LIABILITIES                                         $  13,073,993                 $  19,380,295
                                                            -----------                   -----------


SHAREHOLDERS' EQUITY:
    Preferred stock, no par value: 2,000,000 shares
       authorized, no shares issued and outstanding       $           -                 $           -
    Common stock, no par value: 20,000,000 shares
       authorized: 6,760,181 shares issued and
       outstanding as of March 31, 2002, and 5,137,593
       issued and outstanding as of December 31, 2001        13,456,182                    11,540,182
    Accumulated deficit                                      (7,370,681)                   (7,039,844)
                                                            -----------                   -----------

TOTAL SHAREHOLDERS' EQUITY                                    6,085,729                     4,500,338
                                                            -----------                   -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $  19,159,494                 $ 23,880,633
                                                            ===========                   ==========














See accompanying notes to condensed financial statements.
                                      F-16

                      TRANSNATIONAL FINANCIAL NETWORK, INC.

                       CONDENSED STATEMENTS OF OPERATIONS

                      For the Three Months Ended March 31,

                                   (unaudited)

                                                                2002                         2001
                                                            -------------               -------------
                                                                                         (as restated)
REVENUE:
    Net gain on sale of loans                             $     827,772                 $   1,330,891
    Production income                                         2,510,360                     2,312,554
    Loan interest income                                        508,952                     1,203,596
    Other income                                                 18,481                        32,071
                                                            -----------                   -----------
    TOTAL REVENUE                                         $   3,865,566                 $   4,879,112

DIRECT EXPENSES:
    Commissions (expense)                                    (1,441,126)                   (1,298,127)
    Production (expense)                                       (345,298)                     (541,066)
    Loan (penalties/impairments) & recoveries                   (45,000)                      (44,000)
    Loan interest (expense)                                    (484,698)                   (1,665,982)
                                                            -----------                   -----------
    TOTAL DIRECT EXPENSE                                  $  (2,316,122)                $  (3,549,175)
                                                            -----------                   -----------

GROSS PROFIT                                                  1,549,444                     1,329,937

INDIRECT EXPENSES:
    Salaries and benefits (expense)                          (1,161,986)                   (1,468,071)
    General and administrative (expense)                       (404,217)                     (511,978)
    Occupancy (expense)                                        (175,106)                     (186,320)
    Depreciation (expense)                                      (26,341)                      (48,725)
                                                            -----------                   -----------
    TOTAL INDIRECT EXPENSE                                $  (1,767,649)                $  (2,215,094)
                                                            -----------                   -----------

OPERATING INCOME (LOSS)                                   $    (218,205)                $    (885,157)

NON-OPERATING EXPENSES:
    Goodwill amortization/impairment (expense)                        -                      (100,720)
    Other interest income (expense)                             (82,656)                      (74,593)
    Other income (expense)                                      (29,976)                       44,128
                                                            -----------                   -----------
    TOTAL NON-OPERATING EXPENSE                           $    (112,632)                $    (131,185)
                                                            -----------                   -----------

INCOME (LOSS) BEFORE INCOME TAXES                         $    (330,837)                $  (1,016,342)

    Income tax (provision) benefit                                    -                             -
    Cumulative effect of accounting change                            -                       314,000
                                                            -----------                   -----------

NET INCOME (LOSS)                                         $    (330,837)                $    (702,342)
                                                            ===========                   ===========

NET INCOME (LOSS) PER SHARE:
    Basic and diluted                                       $   (0.06)                    $    (0.16)

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic and diluted                                         5,262,685                     4,279,310














See accompanying notes to condensed financial statements.

                      TRANSNATIONAL FINANCIAL NETWORK, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS

                      For the Three Months Ended March 31,

                                   (unaudited)


                                                                                      2002                2001
                                                                                  -------------      --------------
                                                                                         (as restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                             $    (330,837)     $     (702,342)
    Adjustments to reconcile net loss to net cash provided by (used in)
     operating activities:
       Depreciation and amortization                                                     26,341             149,445
       Investment in Loan Link, LLC - gain on sale                                            -                   -
       Common stock - issuance of warrants for services performed and
        subordinated debt                                                                     -              17,705

       Net effect of changes in assets and liabilities:
          Shareholders' receivable                                                            -               5,329
          Other assets                                                                  554,699            (952,764)
          Accrued interest - receivable                                                       -              40,369
          Accrued interest - payable                                                    (74,202)            171,137
          Accounts payable and accrued liabilities                                     (296,202)            337,220

          Net effect of changes in mortgage loan activities:
              Mortgage loans - gain on sale                                            (827,772)         (1,330,891)
              Mortgage loans - originated for sale                                  (116,147,891)    (258,151,956)
              Mortgage loans - Proceeds from sale                                   124,174,983         261,794,939
              Provision for early payoffs and loan losses                                45,000              44,000
                                                                                    -----------         -----------
              NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                 $   7,174,071      $    1,422,191

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
    Property and equipment - purchases                                                   (2,077)            (18,398)
    Note receivable from Loan Link, LLC - payments received                                   -             300,000
                                                                                    -----------         -----------
    NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                           $      (2,077)     $      281,602

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
    Warehouse notes payable  - net borrowings (repayments)                           (5,977,738)         (3,375,734)
    Short-term loans  - net borrowings (repayments)                               -           -             759,491
    Subordinated debt - net borrowings (repayments)                               -           -             615,000
    Common stock - sold                                                               1,900,000                   -
                                                                                    -----------         -----------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           $  (4,077,738)     $   (2,001,243)
                                                                                    -----------         -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  3,094,256            (297,450)

CASH AND CASH EQUIVALENTS, BEGINNING OF QUARTER                                       1,092,793             892,938
                                                                                    -----------         -----------

CASH AND CASH EQUIVALENTS, END OF QUARTER, includes restricted cash               $   4,187,049      $      595,488
                                                                                    -----------         -----------

CASH PAID DURING THE YEAR FOR:
    Interest paid                                                                 $     567,354      $    1,569,438









See accompanying notes to condensed financial statements.

                      TRANSNATIONAL FINANCIAL NETWORK, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS

                                 March 31, 2002

                                   (unaudited)



NOTE 1 General - The accompanying financial statements of Transnational Financial Network, Inc. (the "Company") as of and for the three months ending March 31, 2002 and March 31, 2001, are unaudited and have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and financial disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed financial statements should be read in conjunction with the audited financial statements included in the Company's Form 10-KSB for the year ended December 31, 2001. These statements include all adjustments consisting only of normal recurring accruals, which are, in the opinion of management considered necessary for a fair presentation of financial position and results of operations. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The results of operations of the Company for the three months ended March 31, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year.


NOTE 2 New Accounting Standards - The Company adopted SFAS No. 142, "Accounting For Goodwill and Other Intangible Assets" as of January 1, 2002. The standard requires that goodwill arising from an acquisition of a business be periodically assessed for impairment rather than amortized periodically. The Company has performed an assessment of goodwill as of March 31, 2002 and determined that no impairment has arisen. Included in our assets as of March 31, 2002 is goodwill related to an acquisition in 1999 with a net carrying value of $3,023,792. Adoption of SFAS No. 142 has resulted in a decrease of amortization expense by approximately $400,000 per year, which is a non-cash item. The impact of SFAS No. 142 on net income (loss) for first quarters ended March 31, 2002, 2001 and 2000 follows:



                        For the Quarter Ended March 31,

           Financial statement caption                             2002             2001              2000
           ---------------------------                             ----             ----              ----

           Reported net income (loss)                           $19,163     $(1,016,342)      $(1,346,499)

           Add back: Goodwill amortization                            0          100,720           100,720
                                                             ----------    -------------     -------------

           Adjusted net income (loss)                           $19,163    $   (915,622)      $(1,245,779)



         Basic and Diluted earnings per share:

           Reported net income (loss)                             $0.00          $(0.16)           $(0.31)

                                      F-19

           Add back: Goodwill amortization                         0.00             0.02              0.02
                                                                   ----          -------           -------

           Adjusted net income (loss)                              0.00           (0.14)            (0.29)



NOTE 3 Financing Facilities - The transfer of assets under the warehouse facilities has been accounted for as gain on sale of mortgage loans since they satisfy the condition to be accounted for as a sale under Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". As of March 31, 2002 the Company was in compliance with all financial covenants in respect of its financing facilities.



NOTE 4 Subordinated Debt and Notes Payable - The subordinated debt bears interest at 15% and has five-year detachable warrants to purchase 35,000 shares of common stock at $.75 per share. The maturity dates of this subordinated debt range from August 14, 2002 to June 11, 2004.



NOTE 5 Sale of Equity Securities - During March 2002 the Company raised a total of $1.9 million of new capital in an offering exempt from the Securities Act of 1933, net of $100,000 of issuance costs, by way of 1,503,750 new shares of common stock issued at $1.33 per share to five investors.



NOTE 6 Restatement - The Company has restated its financial statements for the quarter ended March 31, 2001 with an adjustment to increase net loss by $(309,396). The Company also intends to restate its financial statements for the second quarter ended June 30, 2001 with an adjustment to decrease net loss by $57,324 for the quarter and the third quarter ended September 30, 2001 with an adjustment to decrease net loss by $71,279 for the quarter. The restatements for the first, second and third quarters of 2001 have no effect on the audited results for the year ended December 31, 2001 as these adjustments have been reflected therein. The restatement for the quarter ended March 31, 2001 is presented as follows:



                                                          As Originally      Restatement

           Balance Sheet - Captions                            Reported      Adjustments       As Restated  Ref.
           ------------------------                            --------      -----------       -----------  ----


           Mortgage loans held for sale                   $   1,681,942    $  16,269,711     $  17,951,653  C,D

           Accrued interest - receivable                         47,651         (46,287)             1,364  E,F

           Receivable from Loan Link, LLC                       300,000        (300,000)              -     F,E

           Other assets                                  $    2,392,950    $      36,891     $   2,429,841  A,B,C

           Warehouse lines of credit                              -           16,269,711        16,269,711  D, C

           Accumulated deficit                               (5,227,990)        (309,396)       (5,537,386)





                                                          As Originally      Restatement

           Statement of Operations - Captions                  Reported      Adjustments       As Restated  Ref.
           ----------------------------------                  --------      -----------       -----------  ----

           Gain on sale of loans                         $    1,422,001    $    (91,110)    $    1,330,891  C

           Loan interest income                               1,249,883         (46,287)         1,203,596  E

           Other income (expense)                        $      530,127    $   (485,999)    $       44,128  B,F,G

           Net loss - before income taxes                     (392,423)        (623,919)       (1,016,342)

           Cumulative effect of accounting change                 -              314,000           314,000  A

           Net loss                                           (392,423)        (309,396)         (702,342)

           Net loss per share - basic and diluted                (0.09)           (0.07)            (0.16)



                                                          As Originally      Restatement

           Statement of Cash Flows - Captions                  Reported      Adjustments       As Restated  Ref.
           ----------------------------------                  --------      -----------       -----------  ----

           Net loss                                   $       (392,423)  $     (309,396)   $      (702,342)

           Gain on sale of investment in Loan Link            (300,000)             -                 -     F

           Other assets                                       (915,873)         (36,891)         (952,764)  A,B,C

           Accrued interest - receivable                        (5,918)           46,287            40,369  E

           Gain on sale of loans                            (1,422,001)           91,110       (1,330,891)  C

           Mortgage loans - proceeds from sale              278,064,650     (16,269,711)       261,794,939  D

           Warehouse notes payable - net

             Borrowings (repayments)                       (19,645,445)       16,269,711       (3,375,734)  D



NOTE 6 Restatement (continued) - the following footnotes relate to the restatement of the financial statements for the quarter ended March 31, 2001:

         A. The cumulative effect of change in accounting principle related to the adoption of FAS 133 should have been recognized during the first quarter of 2001 with a $314,000 favorable impact to net income (also see ref. B. for current year impact in 2001).

         B. The current year effect related to the adoption of FAS 133 should have been recognized during the first quarter of 2001 with a $44,127 favorable impact to net income.

         C. A warehouse line of credit was accounted for as an off-balance sheet transaction during the first quarter of 2001 as the agreement was originally interpreted using sale accounting. During the year end audit it was determined that the line of credit was a financing facility and should be accounted for as an on-balance sheet transaction. Accordingly, net income was reduced by $91,110 for the first quarter of 2001 to reflect this error. (also see ref. D. for balance sheet impact).

         D. A warehouse line of credit was accounted for as an off-balance sheet transaction during the first quarter of 2001 as the agreement was originally interpreted using sale accounting. During the year end audit it was determined that the line of credit was a financing facility and should be accounted for as an on-balance sheet transaction. Accordingly, mortgage loans held for sale were increased by $16,269,711 as of March 31, 2001 and warehouse lines of credit were increased by $16,269,711 to reflect this error.

         E. A receivable due from Loan Link, LLC became impaired during the first quarter of 2001 with a $46,287 adverse impact to net income relative to the write-off of accrued interest (also see ref. F).

         F. An investment in Loan Link, LLC, which was carried at no cost, and $300,000 receivable due from Loan Link, LLC were both sold for $300,000 during the first quarter of 2001. The transaction was originally recorded as a $300,000 gain on sale of investment and the $300,000 receivable remained in the books, although the note had become impaired during the first quarter of 2001. During the year end audit it was determined that the gain recognized during the first quarter 2001 should be reversed and the $300,000 cash received should be applied against the $300,000 receivable. As a consequence, a $300,000 adverse impact to net income relative to the reversal of the gain arose.

         G. A receivable for $230,126 in respect of a loan made to a borrower had been written-off previous to 2001, but based on new information from the Federal Government the amount was deemed to be fully recoverable and the Company recorded the receivable in its March 2001 financial statements. As the original write-down of the receivable was a change in the cost basis of the receivable, any subsequent upward adjustment in the cost basis of the receivable was not appropriate. The Company has recognized a $125,000 gain during the fourth quarter of 2001 to the extent of cash recovered.

A.

NOTE 7 New Business Activities - The Company entered into in a Master Agreement with La Luna Costa Blanca, S.L., dated December 31, 2001 in respect of real estate financing and mortgage brokerage services to be provided for residential developments in Spain commencing January 1, 2002 for a period of five years. Under the terms of the Master Agreement the Company was to receive $500,000 plus 1% of the value of the units sold for the sooner of the period of the project or the five year period.

           Subsequent to March 31, 2002 the Master Agreement was rescinded and substituted with a Consulting Services Agreement effective January 1, 2002. Under the terms of the Consulting Services Agreement the Company is to receive $350,000 for services performed during 2002.

           As of March 31, 2002 no revenue had been recognized in respect of either agreement. The Company intends to recognize revenue with respect to these agreements once all of the tenets of SEC Staff Accounting Bulletin 101 "Revenue Recognition" have been met.

           One of the Principals of the Spanish Developer is a relative of the President of the Company and as a result, the activities have been deemed to be a related party transaction.

NOTE 8 Net Loss Per Share - Basic net loss per share is computed by dividing net loss by the weighted average common shares outstanding during the period. Diluted net loss per share is computed based on the weighted average number of common shares outstanding adjusted for potentially dilutive securities. For the three months ended March 31, 2002 and 2001, the effect of including potentially dilutive securities in the calculation of diluted net loss per share would be antidilutive. As a result, the effect of potentially dilutive securities of 783,000 has not been included in the calculations.

NOTE 9 Litigation - In connection with the previously disclosed litigation involving the former principals of LRS, Inc., cash in the amount of $137,612 is being held by the San Francisco Sheriff's Department pursuant to a writ of attachment. Although no assurances can be made, the Company believes that it will prevail in this matter, and accordingly, no accrual has been made for a loss contingency in this matter.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Officers and Directors

Section 204 (a) (10) (A) of the General Corporation Law of the State of California ("GCL") allows a corporation to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the corporation for breach of a director's duties to the corporation and its stockholders, except that such provision may not eliminate or limit the liability of directors for (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its stockholders, (vi) certain liabilities arising from contracts with the corporation in which the director has a material financial interest,
(vii) the making of any distributions to stockholders contrary to the law,
(viii) the distribution of assets to shareholders after dissolution proceedings without paying or adequately providing for all known liabilities of the corporation within certain time limits, and (ix) the making of any loan or guaranty contrary to law. The Registrant's Articles of Incorporation contains a provision which eliminates directors' personal liability as set forth above, except, as required by Section 204 (a) (10) (B) and (C) of the GCL, any liability of a director for any act or omission occurring prior to the date of the provision's effectiveness, or any liability for an officer's acts or omissions, notwithstanding that the officer is also a director or that the officer's actions, if negligent or improper, have been ratified by the directors.

Section 317 of the GCL ("Section 317") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful. Section 317 empowers the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its stockholders, provided that (i) the person is successful on the merits or (ii) such amounts are paid with court approval.
Section 317 also provides that, unless a person is successful on the merits in defense of any proceeding referred to above, indemnification may be made only if authorized in the specific case, upon a determination that indemnification is proper in the circumstances because the indemnified person met the applicable standard of conduct described above by one of the following: (1) a majority vote of a quorum consisting of directors who are not parties to such proceedings; (2) if such quorum is not obtainable, by independent legal counsel in a written opinion; (3) by approval of stockholders with such indemnified person's shares not being entitled to vote thereon; or (4) by the court in which the proceeding is or was pending upon application by or on behalf of the person. Such indemnification may be advanced to the indemnified person upon the receipt of the corporation of an undertaking by or on behalf of the indemnified person to repay such amount in the event it shall be ultimately determined that such indemnified person is not entitled to indemnification. Section 317 also allows the corporation, by express provision in its articles, to authorize additional rights for indemnification pursuant to Section 204 (a) (ii).

The Bylaws of the Registrant provide that the Registrant shall indemnify its directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of such person being or having been a director or officer expenses incurred in defending any such proceeding to the fullest extent permissible under California law. The Bylaws also provide that the Registrant may indemnify its employees and agents for such expenses by resolution of the Board of Directors.

Reference is also made to the Form of Underwriting Agreement filed as Exhibit
1.1 to this Registration Statement for provisions relating to the indemnification of directors, officers and controlling persons against certain liabilities including liabilities under the Securities Act of 1933, as amended.

Item 25. Other Expenses of Issuance and Distribution
Estimated expenses in connection with the public offering by the Company of the securities offered hereunder are as follows:

Securities and Exchange Commission Filing Fee                        $     3,836
Accounting Fees and Expenses
Legal Fees and Expenses                                                    7,500
Miscellaneous*                                                               629
                                                                     -----------
     Total                                                           $
                                                                     ===========
------------
*Estimated

Item 26. Recent Sales of Unregistered Securities

The following is a summary of the only transaction by the Registrant during the last three years involving the sale of securities which were not registered under the Securities Act:

      On July 30, 1999, the Company issued 579,310 shares of common stock in connection with the acquisition of LRS, Inc. This transaction was exempt from registration under the Securities Act pursuant to Section 4(2) thereunder as transactions not involving a public offering.

      During the second half of 2000 the Company sold in aggregate $712,000 of subordinated debt to six individuals. This debt carries an interest rate of 15% and 37,500 five-year detachable warrants to purchase the common stock at $1.00 per share. The maturity dates of the individual subordinated debt securities range from August 2002 to December 2002. These sales of securities were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder as transactions not involving a public offering.

      During the 1st quarter of 2001 the Company sold $565,000 in principal amount of subordinated debt to seven individuals (two of whom also purchased some of the subordinated debt issued in 2000). This debt carries an interest rate of 15% and 45,000 five-year detachable warrants to purchase the common stock at $.75 per share. The maturity dates of the individual subordinated debt securities range from March 2003 to March 2004. These sales of securities were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder as transactions not involving a public offering.

      During the second quarter of 2001 the Company sold $680,000 in aggregate of subordinated debt to three individuals and a trust. This debt carries an interest rate of 15% and a five-year detachable warrant to purchase 35,000 shares of common stock at $0.75 per share. The maturity dates of the individual subordinated debt securities range from December 2002 to June 2004. These sales of securities were exempt from registration under the Securities Act pursuant to
Section 4(2) thereunder as transactions not involving a public offering.

      During the third quarter of 2001 the Company entered three transactions, each of which was exempt from registration under the Securities Act pursuant to
Section 4(2) thereof as not involving a public offering. The Company sold 900,000 shares of common stock to several investors for aggregate proceeds of $900,000. The Company granted 50,000 options to a director in exchange for services related to this debt. The options have a term of 2 1/2 years and are exercisable at $1.20 per share. Lastly, 8,000 previously issued warrants were exercised in a cashless transaction, resulting in the issuance of 1,293 shares of common stock.

      In the fourth quarter of 2001 8,000 previously issued warrants were exercised in a cashless transaction resulting in the issuance of 1,129 shares of common stock. The issuance of these shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as not involving a public offering.

      In the first quarter of 2002 the Company issued a total of 22,845 shares of common stock to four individuals in connection with the cashless exercise of 35,000 previously issued warrants. The issuance of these shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as not involving a public offering. During the same period, the Company agreed to issue 1,503,750 shares of common stock to five individuals and entities for $1.33 per share. The issuance of these shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as not involving a public offering.

      During the first quarter of 2002 the Company entered five transactions, each of which was exempt from registration under the Securities Act pursuant to
Section 4(2) thereof as not involving a public offering. The Company sold 1,503,750 shares of common stock to five investors for aggregate proceeds of $1,900,000.

Item 27. Exhibits

Exhibit No.                                        Item

Exhibit 5.1               Opinion of Robert A. Forrester(1)
Exhibit 23.1              Consent of Grant Thornton LLP(1)
Exhibit 23.2 Consent of Robert A. Forrester is contained in his opinion filed as Exhibit 5.1 to this registration statement. (1)
Exhibit 24                Power of Attorney
------------
(1)   Filed herewith
(2)   To be filed by amendment

         Item 28. Undertakings

           The undersigned registrant hereby undertakes as follows:

      (a)  (1)     File, during any period in which it offers or sells
                   securities, a post-effective amendment to this registration statement to:

                   (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                   (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                   (iii) Include any additional or changed material information on the plan of distribution.

           (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

           (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933,as amended, the Registrant certifies that it has reasonable ground to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 14th day of August, 2002.



SIGNATURE                                   TITLE                                       DATE
---------                                   -----                                       ----


/s/ Joseph Kristul                          Director and Chief Executive Officer        August 14, 2002
-------------------------------                                                         ------------------------
Joseph Kristul



/s/ Maria Kristul*                          Director, President                         August 14, 2002
-------------------------------                                                         ------------------------
Maria Kristul



                                            Director
-------------------------------                                                         ------------------------
Robert A. Shuey



/s/ Robert A. Forrester*                    Director                                     August 14, 2002
-------------------------------                                                         ------------------------
Robert A. Forrester



                                            Director
-------------------------------                                                         ------------------------
Alex Rotzang



/s/ J. Peter Gaskins*                        Director                                   August 14, 2002
-------------------------------                                                         ------------------------
J. Peter Gaskins

      *By Joseph Kristul pursuant to power of attorney.